As filed with the Securities and Exchange Commission on May 30, 2002
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                -----------------------------------------------

                                    FORM S-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                -----------------------------------------------

                          TAYLOR INVESTMENT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          MINNESOTA                                              41-1373372
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

                         43 MAIN STREET, S.E., SUITE 506
                          MINNEAPOLIS, MINNESOTA 55414
                            TELEPHONE: (612) 331-6929

    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                PHILIP C. TAYLOR
                         43 MAIN STREET, S.E., SUITE 506
                          MINNEAPOLIS, MINNESOTA 55414
                            TELEPHONE: (612) 331-0405

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                          COPIES OF COMMUNICATIONS TO:

   PHILIP T. COLTON, ESQ.                                MARK S. WEITZ, ESQ.
 WINTHROP & WEINSTINE, P.A.                         LEONARD, STREET AND DEINARD
 3000 DAIN RAUSCHER PLAZA                            PROFESSIONAL ASSOCIATION
  60 SOUTH SIXTH STREET                                150 SOUTH FIFTH STREET
MINNEAPOLIS, MINNESOTA 55402                                SUITE 2300
  TELEPHONE: (612) 347-0700                         MINNEAPOLIS, MINNESOTA 55402
                                                     TELEPHONE: (612) 335-1500

                            -----------------------
       Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

                            -----------------------

                         CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF               AMOUNT TO BE   OFFERING PRICE PER   AGGREGATE OFFERING      AMOUNT OF
           SECURITIES TO BE REGISTERED             REGISTERED           NOTE                 PRICE         REGISTRATION FEE
------------------------------------------------ -------------- -------------------- -------------------- -----------------
Senior Subordinated Adjustable Rate Notes ......   $6,000,000          100%               $6,000,000             $552
================================================   ==========          ====               ==========             ====

     If any of the securities being registered on this Form are to be offered on a delayed basis or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                    SUBJECT TO COMPLETION, DATED MAY 30, 2002

PRELIMINARY PROSPECTUS

[LOGO] Taylor Investment    TAYLOR INVESTMENT CORPORATION    [LOGO] Four Seasons
            Corp.                                                   Realty, Inc.
                                 MINIMUM -- $1,500,000
                                 MAXIMUM -- $6,000,000

                   SENIOR SUBORDINATED ADJUSTABLE RATE NOTES

     We are offering, on a "reasonable efforts, minimum/maximum" basis, a minimum of $1,500,000 and a maximum of $6,000,000 of our Senior Subordinated Adjustable Rate Notes. Material terms of the Notes are as follows:

  Interest Rate ........... The interest rate will be set at the initial closing to the greater of 8% or prime plus
                            3%, not to exceed 14%. Thereafter, the interest rate will reset quarterly, commencing
                            September 30, 2002, to the greater of 8% or prime plus 3%, not to exceed 14%.
  Interest Payment Dates .. Quarterly, commencing September 30, 2002.
  Maturity Date ........... September 30, 2010.

     The Notes are subordinated in right to payment of all existing and future senior indebtedness.

     We are obligated to repurchase Notes under certain circumstances and to make the sinking fund payments described under "Description of Notes." We may, at our option, redeem some or all of the Notes at any time after September 30, 2005, at the declining redemption prices listed under "Description of Notes." Upon certain kinds of change of control, you may require us to repurchase the Notes at 101% of the principal amount, plus accrued interest.

     The Notes are issuable only in fully registered, book-entry form without coupons in minimum denominations of $5,000 and $1,000 increments thereafter.

     Prior to this offering, there has been no market for the Notes, and there can be no assurance that an active trading market for the Notes will develop. We do not intend to apply for listing of the Notes on any securities exchange or on the Nasdaq System. Although the Managing Agent has advised us that it intends to make a market in the Notes, it has no obligation to do so. See "The Offering."

            THE NOTES OFFERED HEREBY INVOLVE VARIOUS MATERIAL RISKS.
                    SEE "RISK FACTORS," BEGINNING ON PAGE 5.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        DISCOUNTS AND
                             PRICE TO PUBLIC(1)(2)     COMMISSIONS(2)     PROCEEDS TO COMPANY(2)(3)
                            -----------------------   ----------------   --------------------------
  Per Note ..............            100%                      6.0%                 94%
--------------------------        ----------                   ---               ----------
  Total Minimum .........          $1,500,000             $ 90,000               $1,410,000
--------------------------  -----------------             --------       ------------------
  Total Maximum .........          $6,000,000             $360,000               $5,640,000
==========================  =================             ========       ==================

(1) Each Note will be offered at par with payment for interest accruing from the date of the initial closing or with respect to Notes sold after an interest payment date, from the most recent interest payment date. Pending sale of the minimum principal amount of Notes, such proceeds will be held at M&I Marshall & Ilsley Bank, Minneapolis, Minnesota. If the minimum principal amount of Notes is not sold prior to expiration of the offering, the sales proceeds involved will be promptly remitted to the purchasers, with interest. See "The Offering."

(2) At each closing, we have agreed to pay the Managing Agent a fee equal to 6% of the aggregate principal amount of the Notes sold. We have also agreed to reimburse the Managing Agent for its reasonable expenses, including, but not limited to, the reasonable fees and expenses of counsel to the Managing Agent, provided that such fees and expenses of counsel to the Managing Agent shall not exceed $65,000, subject to unusual or unexpected circumstances. We have granted the Managing Agent the exclusive right to sell the Notes on a "reasonable efforts, minimum/maximum" basis for a period of six months from the date of this Prospectus, subject to termination or extension in certain circumstances. We have also agreed to indemnify the Managing Agent and any subagents against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "The Offering."

(3) Before deducting expenses payable by us estimated at approximately $190,000, including the accountable expenses of the Managing Agent, estimated at $70,000.

     The Notes are offered by the Managing Agent subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Managing Agent and to certain other conditions. See "The Offering."


                             DOUGHERTY & COMPANY LLC

              The date of this Prospectus is                , 2002

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

            LOCATION OF FOUR SEASONS REALTY/FOUR SEASONS PROPERTIES
                                 SALES OFFICES







                                     [MAP]

                               PROSPECTUS SUMMARY

     THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.


                                   THE COMPANY

     We are a real estate development company that focuses primarily on rural recreational land development. We target the acquisition and development of premium real estate located in Minnesota, Wisconsin (including the Upper Peninsula of Michigan), Georgia, Texas, and Tennessee. Since our establishment in 1979, we have grown to become what we believe is the largest developer of waterfront properties for the construction of primary and second homes in Minnesota and Wisconsin. We have developed and marketed approximately 900 developments of various sizes since inception. Currently, we have approximately 44 developments in process.

     Our principal business consists of the purchase of undeveloped tracts of land adjacent to lakes and rivers. Such tracts may also be heavily wooded or in mountainous areas (such as the Great Smoky Mountains in Tennessee). We then subdivide the tracts into multiple lots and develop the lots for sale. We sell our lots to individuals who wish to build a home for use as a vacation retreat, a retirement or primary residence, or to simply hold for investment purposes. The size of lots sold by us typically ranges from 1.5 to 2.0 acres each. We are not involved in the home construction or time-share business.

     We generally develop only properties that are within a reasonable driving distance of major metropolitan areas or those located in markets showing strong demand. To simplify and facilitate the buying process for purchasers, we offer mortgage financing to qualified purchasers to assist them in acquiring the lots. We utilize established lines of credit to finance our mortgage lending.

     We market and sell our lots through our wholly-owned subsidiaries, which consist of seven Four Seasons Realty/ Properties subsidiaries in Minnesota, Wisconsin, Georgia, Michigan, Tennessee and Texas. Our Four Seasons sales offices are located near Brainerd, Minnesota; Spooner, Minocqua and Stevens Point, Wisconsin; Watersmeet, Michigan; Austin, Texas; and Knoxville, Tennessee. We own a one-third interest in a joint venture developing the Lantana Ridge development near San Antonio, Texas, a one-third interest in a joint venture developing The Preserve at Sharp Mountain development near Atlanta, Georgia, and a two-thirds interest in a joint venture developing the Lakeridge Community Center development near Sauk Center, Minnesota. We operate sales offices for our joint venture properties near San Antonio, Texas and near Atlanta, Georgia.

     Our consolidated operations are divided into four principal departments: acquisitions, development, sales and marketing, and finance and accounting. Our acquisitions department is responsible for identifying, negotiating to purchase, and purchasing tracts of suitable property for development. Our development department obtains necessary government approvals for our planned developments, subdivides the properties into lots and arranges for the construction of roads and property improvements necessary for the sale of the lots. Our sales and marketing department is comprised primarily of our Four Seasons sales offices that currently sell only properties owned by us. Our sales and marketing department can also initiate mortgage loans from us to qualified purchasers to finance the acquisition of lots. Finally, our finance and accounting department performs corporate administrative tasks and services loans made by us.

     We were incorporated under the laws of the State of Minnesota on June 27, 1979. Our address is 43 Main Street, S.E., Suite 506, Minneapolis, Minnesota 55414, and our telephone number is (612) 331-6929.

                                  THE OFFERING

ISSUE...............    A minimum of $1,500,000 and a maximum of $6,000,000
                        principal amount of our Senior Subordinated Adjustable
                        Rate Notes.

                        The Notes will be issued pursuant to an indenture between us and the indenture trustee, U.S. Bank National Association. The Notes will mature on September 30, 2010 and will be issuable only in fully registered, book-entry form without coupons in minimum denominations of $5,000 each and $1,000 increments thereafter.

INTEREST RATE.......    The interest rate will be set at the initial closing
                        to the greater of 8% or prime plus 3%, not to exceed
                        14%. Thereafter, the interest rate will reset quarterly, commencing September 30, 2002, to the greater of 8% or prime plus 3%, not to exceed 14%.

INTEREST PAYMENT
 DATES..............    Initially, interest will accrue on the Notes from the
                        date of the first closing. Interest will be payable quarterly on March 31, June 30, September 30 and
                        December 31 of each year, commencing on the first interest payment date following closing, or, with respect to Notes sold after an interest payment date, the most recent interest payment date.

SENIORITY...........    The Notes will be unsecured obligations. The Notes
                        will be subordinated and subject in right of payment to indebtedness secured by our assets and any other senior debt. As of March 31, 2002, the principal balance of our senior debt was approximately $22.6 million, plus accrued interest which includes certain joint venture obligations for which we are contingently liable in the aggregate amount of $5.1 million. The Notes will be senior in right of payment to any debt from our affiliates or subsidiaries.

SINKING FUND........    In 2006, 2007, 2008 and 2009, we are obligated to make
                        sinking fund payments in the amount of 20% of the original outstanding principal balance of the Notes.
                        Redemptions of the Notes utilizing these funds will be made on a pro rata basis.

MANAGING AGENT "PUT"
PROVISION...........    The Managing Agent, on behalf of the Noteholders, has
                        the right to "put," i.e. force us to repurchase, up to $500,000 of the Notes annually at par plus accrued interest. This obligation commences after September 30, 2003. These rights are non-cumulative. Notes purchased pursuant to this right will be applied and credited to the required sinking fund payment. In addition, Notes purchased in the open market will be applied and credited to the sinking fund payment and the "put" provision.

REDEMPTION UPON CHANGE
OF CONTROL..........    Upon the occurrence of certain change in control
                        events, each holder may cause us to immediately redeem the Notes at a price equal to 101% of the outstanding principal amount thereof, plus accrued interest.

OPTIONAL
 REDEMPTION.........    The Notes will also be redeemable prior to maturity,
                        in whole or in part, at our option beginning September
                        30, 2005. Such redemption will be on a pro rata basis at a price equal to the principal amount thereof plus a premium, if any, and interest accrued to the redemption date.

REPAYMENT UPON
 DEATH..............    We will repay, at par, up to $20,000 in aggregate
                        principal amount of Notes upon the death of a Noteholder, at the option of the holder's estate or surviving joint tenant, subject to certain limitations.
                        Our obligation to make such repayment will be limited to an aggregate maximum of $100,000 per calendar year. Any such purchases will be credited toward the sinking fund obligation, but not toward the Managing Agent's "put" option, in each case, as described above.

COVENANTS...........    We have agreed to comply with certain financial
                        covenants set forth in the indenture.

RATING..............    The Notes will not be rated.

EVENTS OF DEFAULT...    The indenture will also set forth customary events of
                        default, the occurrence of which may, among other things, require us to repurchase the Notes.

USE OF PROCEEDS.....    We intend to use the net proceeds of this offering,
                        estimated to be approximately $5,450,000 if all $6,000,000 principal amount of Notes is sold, to reduce amounts due under our existing lines of credit. We then plan to access our lines of credit to acquire land, finance contracts and mortgages receivable and for other working capital needs, and may use up to 25% of the gross proceeds for non-tax related shareholder distributions.


                                  RISK FACTORS

     An investment in the Notes offered hereby involves certain risks. See "Risk Factors" for a discussion of factors that investors should carefully consider before purchasing any of the Notes.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference in this Prospectus contain "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including the statements made in "Prospectus Summary" and elsewhere in this Prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Prospectus are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                         THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                        MARCH 31,
                                                   ------------------------------------------------ -----------------------------
                                                         1999             2000            2001           2001           2002
CONSOLIDATED INCOME STATEMENT DATA                 ---------------- --------------- --------------- -------------- --------------
                                                                                                      (UNAUDITED)    (UNAUDITED)
Revenue:
 Sales ...........................................   $ 23,518,438     $28,837,999     $35,993,667     $6,181,396     $8,979,702
 Interest income on contracts receivable .........        988,145       1,057,980       1,051,041        261,663        208,345
 Equity in (losses) earnings of
   joint ventures ................................         57,653        (121,082)       (172,333)       (36,674)       (45,728)
 Other revenue ...................................        409,368         546,321         377,743        227,119         28,280
                                                     ------------     -----------     -----------     ----------     ----------
  TOTAL REVENUE ..................................   $ 24,973,604     $30,321,218     $37,250,118     $6,633,504     $9,170,599
Expenses:
 Cost of sales ...................................   $ 12,453,402     $15,873,775     $21,000,734     $3,356,640     $5,611,914
 Selling, general and
   administrative ................................      7,953,939       9,338,661      11,749,931      2,308,966      2,632,685
 Reduction of inventory to
   net realizable value ..........................        294,480              --              --             --             --
 Interest ........................................      1,212,623       1,369,712       1,141,549        343,037        216,226
                                                     ------------     -----------     -----------     ----------     ----------
  TOTAL EXPENSES .................................   $ 21,914,444     $26,582,148     $33,892,214     $6,008,643     $8,460,825
                                                     ------------     -----------     -----------     ----------     ----------
  NET INCOME .....................................   $  3,059,160     $ 3,739,070     $ 3,357,904     $  624,861     $  709,774
                                                     ============     ===========     ===========     ==========     ==========
Ratio of earnings to fixed
 charges(1) ......................................           2.96            2.68            2.56           2.00           2.63
                                                     ============     ===========     ===========     ==========     ==========


                                                                                                  MARCH 31, 2002
                                                                                           ----------------------------
                                                       DECEMBER 31,                               AS ADJUSTED(2)
                                               -----------------------------   MARCH 31,   ----------------------------
                                                    2000           2001           2002        MINIMUM        MAXIMUM
CONSOLIDATED BALANCE SHEET DATA                -------------- -------------- ------------- ------------- --------------
                                                                              (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
Assets:
 Inventory (principally land held
   for sale) .................................  $18,462,886    $19,462,763    $18,213,250   $18,213,250   $18,213,250
 Contracts and mortgages receivables .........   10,452,589     12,113,780     11,987,454    11,987,454    11,987,454
 Investment in joint ventures ................      376,631        529,048        483,320       483,320       483,320
 Cash ........................................      690,467        730,554        900,267       900,267       900,267
 Other assets ................................    2,900,310      2,308,078      2,682,638     2,962,638     3,232,638
                                                -----------    -----------    -----------   -----------   -----------
  TOTAL ASSETS ...............................  $32,882,883    $35,144,223    $34,266,929   $34,546,929   $34,816,929
                                                ===========    ===========    ===========   ===========   ===========
Liabilities:
 Lines of credit, mortgages and notes
   payable ...................................  $17,916,363    $17,186,888    $17,427,702   $16,207,702   $11,977,702
 Other liabilities ...........................    2,029,354      4,304,622      3,130,874     3,130,874     3,130,874
 Deferred income taxes .......................      217,343         51,041         47,041        47,041        47,041
 Senior subordinated debt ....................    3,494,000      2,672,000      2,072,000     2,072,000     2,072,000
 2002 Notes ..................................           --             --             --     1,500,000     6,000,000
                                                -----------    -----------    -----------   -----------   -----------
  TOTAL LIABILITIES ..........................  $23,062,060    $24,214,551    $22,677,617   $22,957,617   $23,227,617

Stockholders' Equity:
 Common stock ................................  $     4,841    $     4,841    $     4,841   $     4,841   $     4,841
 Additional paid-in capital ..................      740,136        740,136        740,136       740,136       740,136
 Retained earnings ...........................    8,480,846     10,184,695     10,844,335    10,844,335    10,844,335
                                                -----------    -----------    -----------   -----------   -----------
 Total Stockholders' Equity ..................  $ 9,225,823    $10,929,672    $11,589,312   $11,589,312   $11,589,312
                                                -----------    -----------    -----------   -----------   -----------
  TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY ......................  $32,882,883    $35,144,223    $34,266,929   $34,546,929   $34,816,929
                                                ===========    ===========    ===========   ===========   ===========

-----------------
(1) The ratio of earnings to fixed charges is calculated by dividing the sum of net income, interest expense and amortization of debt expense by the sum of interest expense, capitalized interest and amortization of debt expense.

(2) As adjusted to reflect the sale of the minimum and maximum amount of Notes offered hereby. The net proceeds of the offering will be initially applied to reduce existing indebtedness under our lines of credit. There is no assurance that the maximum amount of Notes will be sold.

                                  RISK FACTORS


     THE NOTES INVOLVE A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE NOTES.


                      RISKS FACTORS RELATED TO OUR BUSINESS

OUR FINANCIAL RESULTS WILL FLUCTUATE WITH INDUSTRY AND ECONOMIC CONDITIONS.

     We derive our revenues principally from the sale of primary and secondary residential properties in Minnesota, Wisconsin, Georgia, Texas and Tennessee. Because the properties sold by us are used primarily for vacation and recreational purposes, prolonged high interest rates, a lack of consumer confidence, or a severe or prolonged national or regional recession, among other things, could cause prospective purchasers of our properties to defer or terminate plans to purchase such properties, thus having a material adverse affect on our financial condition and results of operations. In addition, our revenues and results of operations may fluctuate from period to period as a consequence of various factors not within our control, including, but not limited to, general economic conditions, weather patterns, the price and availability of property for potential acquisitions, interest rates, consumer confidence, and the availability of credit.


A LARGE PORTION OF OUR BUSINESS IS DERIVED FROM THE MINNESOTA, WISCONSIN, TEXAS AND TENNESSEE MARKETS. OUR CONCENTRATION IN THESE GEOGRAPHIC AREAS COULD NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

     At March 31, 2002, exclusive of our joint venture interests, approximately 53% of our assets consisted of land inventory and an additional 35% of our assets consisted of mortgages receivables collateralized by interests in real estate. The properties comprising our land inventory and collateralizing our mortgage loans are located primarily within the states of Minnesota, Wisconsin, Texas and Tennessee. Due to the concentration of our real estate interests in these geographic areas, events such as adverse changes in the real estate market or in regional economic conditions, or acts of nature, could have a material adverse effect on the value of these assets and, thus, our business, financial condition or operating results.


OUR RECENT EXPANSION INTO THE STATES OF GEORGIA, TEXAS AND TENNESSEE HAS NOT YET PROVED CONSISTENTLY PROFITABLE.

     In 1997, 1998 and 2000, we expanded our operations into the states of Georgia, Texas and Tennessee, respectively. These newer developments are located a substantial distance from our core operations in Minnesota and Wisconsin. Although we remain optimistic about the contribution of these operations, to date these operations have not provided consistent gross profit margins and have not proved consistently profitable. There can be no assurance that these operations will ever prove consistently profitable. Our inability to create successful operations in remote states could materially and adversely affect our business, financial condition or operating results.


OUR SUCCESS WILL DEPEND ON CONTINUED AVAILABILITY OF QUALITY PROPERTY FOR PURCHASE AND DEVELOPMENT.

     Our continued success is dependent upon our ability to identify and acquire, at prevailing market prices on favorable terms, properties that are suitable for development. In addition, the property must offer attractive physical qualities, such as waterfront or lake proximity, topography suitable to the installation of roads, and reasonable access to metropolitan areas. Our inability to acquire a sufficient number of such properties in the future would have a material adverse effect on our business, financial condition or operating results.

OUR BUSINESS PLAN WILL REQUIRE MORE CAPITAL AND WE CANNOT GUARANTEE THAT WE WILL OBTAIN ADDITIONAL FINANCING TO MEET OUR NEEDS.

     We are dependent upon lines of credit under a credit agreement with Diversified Business Credit, Inc. and on continuing to obtain financing from various sources. Such financing is required for our purchase of land inventory and extension of mortgage loans to customers for financing the purchase of lots. The continued availability of our line of credit and other financing arrangements could be materially and adversely affected by external factors beyond our control, such as regional and national changes in the economic climate (including interest rates and the general availability of credit) and other factors affecting the financial services industry generally. If the line of credit or other current financing arrangements cease to be available to us on acceptable terms, and we are unable to find alternative sources of financing on favorable terms, our business would be materially and adversely affected.


WE FACE SUBSTANTIAL COMPETITION.

     We operate in a highly competitive environment that varies by the geographic markets in which we operate. We compete with other real estate development companies and real estate brokers in developing and selling properties, and compete with banks and other financial institutions and with several private companies and individual lenders in making mortgage loans. Each service we offer has different competitive market factors. Some of our competitors may have substantially greater financial and other resources than we do.


OUR FUTURE INVESTMENTS HAVE NOT BEEN IDENTIFIED.

     In the future, we will acquire additional real estate properties, but many of our specific projects have not been identified. We face significant competition from other investors or developers in attempting to acquire properties. We cannot be certain that attractive properties will be available, that such properties may be acquired on terms favorable to us or that any properties we ultimately acquire will perform to our expectations. This uncertainty may affect our financial results.


OUR MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER OUR BUSINESS.

     Our President owns, directly or indirectly, approximately 80% of our outstanding common stock, and all of our officers, directors and their affiliates together beneficially own approximately 84% of the outstanding shares of our common stock. Thus, our officers and directors will be able to control the election of our Board of Directors and the determination of our policies, subject to the provisions in the indenture and our existing credit facility.


OUR SUCCESS DEPENDS UPON OUR PRESIDENT.

     Our President plays a major role in our management and continued viability. Since founding the company in 1979, Mr. Taylor has been the principal contributing factor to our success. If, for any reason, Mr. Taylor does not remain active in our management, our results of operations could be materially and adversely affected.


PAYMENT OF MATURING EXISTING DEBT MAY RESTRICT OUR OPERATIONS.

     Our existing senior subordinated debt matures over the next four fiscal years. An aggregate of $127,000, $760,000, $595,000 and $590,000 principal amount of our existing senior subordinated debt matures in the years ending December 31, 2002, 2003, 2004 and 2005, respectively. Payment of these amounts may materially and adversely affect our financial condition and continuing business operations and our ability to repay the Notes.


WE ARE SUBJECT TO EXTENSIVE REGULATION.

     States, local governments, and other authorities are highly involved in the regulation and review of proposed land development projects such as our projects, and the failure to obtain or renew any required regulatory approvals, licenses, or permits could adversely affect our ability to initiate or complete certain projects. Our obligation to purchase any property typically is contingent upon obtaining the necessary governmental approvals, including local zoning and subdivision regulatory approvals to develop the property. However, we occasionally agree to purchase properties in certain circumstances without causing such approvals to be a condition to purchase, in which case development could be delayed or prevented if approvals are difficult to obtain or cannot be obtained. Our mortgage lending activities are heavily regulated by complex federal and state laws requiring disclosure and other procedures for the protection of consumers in credit transactions. Any noncompliance with such laws could give rise to enforcement actions which could have a material adverse effect on us.


WE ARE SUBJECT TO POSSIBLE ENVIRONMENTAL LIABILITIES.

     Under various federal, state and local environmental laws, ordinances, and regulations, we may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at property we currently own or previously owned, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility and liability without regard to whether the owner knows of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several among potentially responsible parties unless the harm is divisable and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of hazardous or toxic substances may be very substantial, and the presence of such substances, or the failure to properly remediate such property, could adversely affect our ability to sell such property or to borrow using such property as collateral.

     Some environmental laws can create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the person owns or operates the facility. Also, the owner of a site may be subject to common law claims by third parties based on damages resulting from environmental contamination emanating from a site.

     Our limited assessments of our existing properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such environmental liability. We also intend to condition future acquisitions on satisfactory environmental assessments. Nevertheless, it is possible that our past and future assessments will not reveal all environmental liabilities or that there are existing or future material environmental liabilities of which we will be unaware.


THE EXTENSION OF CREDIT TO OUR CUSTOMERS EXPOSES US TO CREDIT LOSSES IF CUSTOMERS BREACH THEIR OBLIGATIONS TO US.

     We lend funds to our customers principally on a fixed rate, secured basis. At March 31, 2002, the total amount of these loans aggregated $11,987,454. If our customers fail to satisfy their obligations to us, we may incur losses. There is no assurance that our customers will satisfy obligations to us or that any collateral securing loans made by us will cover the losses. In such an event, we would be required to absorb the loss.


WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO RETAIN EXISTING PERSONNEL AND ATTRACT AND RETAIN ADDITIONAL PERSONNEL TO SUPPORT THE GROWTH OF OUR BUSINESS.

     Our success is dependent upon our ability to retain, hire and train highly skilled personnel. As our business grows, we will need to hire additional employees. We face intense competition in hiring experienced and licensed personnel. Additionally, we face a tight and expensive employment market in general. We cannot assure you that we will be able to retain such personnel or hire, train and retain additional qualified and skilled personnel.

OUR S CORPORATION STATUS RESULTS IN LARGE DISTRIBUTIONS TO SHAREHOLDERS, WHICH REDUCES FUNDS AVAILABLE FOR PAYMENT OF OUR OBLIGATIONS.

     We are an S corporation. Accordingly, we incur no corporate tax and our shareholders are taxed on income recognized by the corporation. We have historically distributed large amounts to our shareholders to, among other things, pay taxes resulting from income generated by the corporation. Distributions to our shareholders are expected to continue. Distributions to shareholders aggregated $2,056,577 and $1,654,055 in the years ended December 31, 2000 and 2001, respectively.


THE TERMS OF OUR CREDIT AGREEMENT MAY RESTRICT OUR OPERATIONS.

     Our credit agreement with Diversified Business Credit, although due April 30, 2004, contains a provision that allows Diversified Business Credit to call the loan on demand. The credit agreement also contains a number of covenants which may restrict our ability to obtain funds or restrict our operations. The credit agreement also contains provisions requiring compliance with a formula which limits borrowing capacity based on available collateral. The credit agreement also imposes requirements regarding the conduct of our business, including:

     o limiting the use of borrowed funds;

     o restricting our ability to incur additional debt;

     o requiring us to maintain a certain level of net worth;

     o limiting the sale, lease, or other disposition of our properties and other assets;

     o restricting the mortgage or encumbrance of property;

     o restricting consolidation or merger with another corporation; and

     o limiting the payment of shareholder distributions.

     Although we are currently in compliance with these covenants, there can be no assurance that we will continue to maintain such compliance. Adverse operating results could cause non-compliance with these covenants, in which event Diversified Business Credit would become immediately entitled to cause payments of principal and interest on the Notes to be suspended, to accelerate the maturity of the entire outstanding balance under the credit agreement, to deny or restrict our access to funds under the credit agreement, or any combination of the foregoing, thus materially and adversely affecting our business, financial condition or results of operation.


WE MAY BE LIABLE ON CERTAIN JOINT VENTURE OBLIGATIONS, AND PAYMENT OF THESE AMOUNTS WOULD NEGATIVELY AFFECT OUR FINANCIAL CONDITION.

     As of March 31, 2002, the aggregate amount of joint venture obligations that we have guaranteed or for which we are contingently liable equaled approximately $5.1 million. Although we have no further obligation to fund joint venture capital draws, business conditions may make it appropriate to contribute additional capital to fund development of these and other projects. Payment of such items could negatively affect our business, financial condition or results of operation.


                           RISKS RELATED TO THE NOTES

THE NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY AND SUBORDINATED IN RIGHT TO PAYMENT TO OUR EXISTING SENIOR DEBT.

     Because our obligations under the Notes are not secured by any collateral, the holders of the Notes are dependent upon the success of our operations to service the interest and principal with respect to the Notes. The Notes are senior in right of payment only to any subordinated debt that may be issued in the future. In addition, under the terms of the credit agreement with Diversified Business Credit, we may be prevented from paying principal of, premium, if any, or interest on, the Notes, or repurchasing or redeeming the Notes, if any senior debt is not paid when due or any other default on senior debt occurs and such default is not cured or waived. In the event of the dissolution, winding up, liquidation, or reorganization, the holders of senior debt will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. There can be no assurance that we will continue to operate profitably or otherwise continue to generate cash at a level which permits the Notes to be serviced and repaid as scheduled.


THERE ARE LIMITED RESTRICTIONS ON OUR INCURRING FUTURE DEBT, AND IF WE INCUR ADDITIONAL DEBT, WE MAY BE UNABLE TO MAKE PAYMENTS ON THE NOTES.

     The Notes are subordinated and junior in right of payment to all of our secured debt, including our borrowings under the credit agreement with Diversified Business Credit, Inc. and any other senior debt which we may incur. Our obligations under our senior debt are secured by substantially all of our assets. On March 31, 2002, the principal balance of our senior debt was approximately $22.6 million, plus accrued interest, which includes certain joint venture obligations for which we are contingently liable in the aggregate amount of approximately $5.1 million.

     While the indenture contains certain restrictions which limit our ability to incur additional indebtedness, such restrictions are not absolute, and we may continue to incur additional debt which could increase the amount of the senior debt. From time-to-time, we and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the Notes.


THERE IS NO PUBLIC MARKET FOR THE NOTES AND A HOLDER MAY NOT BE ABLE TO RESELL THE NOTES.

     There is no public market for the Notes, and we do not intend to seek approval to have the Notes traded on any securities exchange or to apply to have the Notes listed on the Nasdaq system. There can be no assurance that any market will develop or, that if a market does develop, that it will continue until maturity of the Notes. Any market that may develop is expected to be limited. Therefore, an investor should consider a purchase of the Notes an investment that will be held until maturity.

     Further, to the extent there is any market for the Notes, whether the Notes will trade at prices that are higher or lower than their initial cost depends on many factors, including, among other things, prevailing interest rates in the market for similar securities. The holders of the Notes will bear the risk that a general increase in the level of interest rates may adversely affect the level at which the Notes will trade, assuming there is a market. The interest rates, maturities, and other terms and conditions of the Notes have been determined by negotiation between us and the Managing Agent.


THE OFFERING IS BEING CONDUCTED AS A "REASONABLE EFFORTS, MINIMUM/ MAXIMUM" OFFERING AND, OTHER THAN THE MINIMUM OFFERING, THERE IS NO ASSURANCE THAT A SPECIFIC PRINCIPAL AMOUNT OF NOTES WILL BE SOLD.

     The Notes are being sold by the Managing Agent on a "reasonable efforts, minimum/maximum" basis. There can be no assurance that we will receive (other than the minimum amount) any specific amount of proceeds from this offering. Funds received from subscribers will be held in an escrow account that has been established at M&I Marshall & Ilsley Bank, Minneapolis, Minnesota, until the termination of the offering. In the event that the minimum amount of Notes are not sold during the term of this offering, all proceeds will be returned to the investors, with interest, and this offering will be terminated. If, however, the minimum amount of Notes is sold before termination of this offering, this offering will continue until its term has expired or until all $6,000,000 of Notes offered hereby have been sold, whichever occurs first. This offering will terminate upon the earlier of acceptance of subscriptions for all Notes offered, or 180 days after the date of this Prospectus (subject to a 45 day extension at the option of the Managing Agent).

                                 USE OF PROCEEDS

     We estimate that we will receive approximately $1,220,000 in net proceeds from this offering if the minimum amount of Notes is sold and $5,450,000 in net proceeds if the maximum amount of Notes is sold. We intend to apply the net proceeds as follows:

      USE                                                           MINIMUM         MAXIMUM
      -----                                                     -------------   -------------
      Reduction of existing indebtedness under lines of credit
      from Diversified Business Credit, Inc. .................    $1,220,000      $5,450,000

     We will initially use the net proceeds of this offering to pay down existing indebtedness on our lines of credit with Diversified Business Credit, Inc. After using the net proceeds of the offering to reduce the amounts outstanding under the lines of credit, we plan to access our lines of credit to, among other things, acquire land, finance contracts and mortgages receivable and for other working capital needs and may use up to 25% of the gross proceeds of this offering for non-tax related shareholder distributions. No assurance can be given as to the exact amount of Notes that will be sold because the Notes are being sold by the Managing Agent on a reasonable efforts, minimum/maximum basis. See "Risk Factors" and "The Offering."

     The existing indebtedness on our lines of credit was incurred to acquire land and to finance contracts and mortgages receivable and other working capital needs. Under the terms of our credit agreement, all deposits must be used to pay down outstanding indebtedness under the lines of credit. Currently, the indebtedness bears interest at rates equal to 1.0% over the Diversified Business Credit base rate (5.75% as of March 31, 2002) and 1.5% over the Diversified Business Credit base rate (6.25% as of March 31, 2002). The Diversified Business Credit base rate is equal to the interest rate publicly announced by M&I Marshall & Ilsley Bank from time to time as its "base" rate.

                                 CAPITALIZATION

     The following table sets forth our debt and capitalization on a consolidated basis as of March 31, 2002 and as adjusted to give effect to the assumed sale of the minimum and the maximum principal amount of Notes offered hereby and the application of the net proceeds. This table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                         MARCH 31, 2002
                                                         ----------------------------------------------
                                                                                 AS ADJUSTED(1)
                                                                         ------------------------------
                                                             ACTUAL         MINIMUM          MAXIMUM
                                                         -------------   -------------   --------------
                                                          (UNAUDITED)     (UNAUDITED)      (UNAUDITED)
Lines of credit, mortgages and notes payable .........    $17,427,702     $16,207,702     $11,977,702
                                                          ===========     ===========     ===========
2002 Notes ...........................................    $        --     $ 1,500,000     $ 6,000,000
Senior subordinated debt .............................      2,072,000       2,072,000       2,072,000
Stockholders' equity
 Common stock ........................................          4,841           4,841           4,841
 Additional paid-in capital ..........................        740,136         740,136         740,136
 Retained earnings ...................................     10,844,335      10,844,335      10,844,335
                                                          -----------     -----------     -----------
 Total stockholders' equity ..........................     11,589,312      11,589,312      11,589,312
                                                          -----------     -----------     -----------
  Total capitalization ...............................    $13,661,312     $15,161,312     $19,661,312
                                                          ===========     ===========     ===========

-----------------
(1) As adjusted to reflect the sale of the minimum amount and the maximum amount of Notes offered hereby. The net proceeds of the offering will be applied to the reduction of existing indebtedness under our lines of credit. See "Use of Proceeds" and "Risk Factors."



                       RATIO OF EARNINGS TO FIXED CHARGES

                                                  YEARS ENDED DECEMBER 31,
                                  --------------------------------------------------------
                                          1997                 1998              1999
                                  -------------------- ------------------- ---------------
Net income (loss) ...............     $  (555,667)(1)     $  2,122,575(1)    $ 3,059,160
Plus:
 Interest expense ...............       1,817,753            1,481,843         1,212,623
 Amortization of debt
   costs ........................          79,426               69,598            75,490
                                      -----------         --------------     -----------
Earnings(4) .....................       1,341,512            3,674,016         4,347,273
                                      -----------         --------------     -----------
Interest expense and
 amortization of debt costs .....       1,897,179            1,551,441         1,288,113
Capitalized interest ............              --               36,897           179,230
                                      -----------         --------------     -----------
Fixed charges ...................       1,897,179            1,588,338         1,467,343
                                      -----------         --------------     -----------
Ratio of earnings to fixed
 charges ........................      N/A(4)                      2.31              2.96
                                      ===========         ==============     ============


                                                                                       THREE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                      MARCH 31,
                                  ------------------------------------------------ -----------------------------
                                                                        2001                           2002
                                        2000            2001       (PRO FORMA)(2)       2002      (PRO FORMA)(3)
                                  --------------- --------------- ---------------- ------------- ---------------
                                                                     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
Net income (loss) ...............   $ 3,739,070     $ 3,357,904     $ 3,122,529       709,774        650,940
Plus:
 Interest expense ...............     1,369,712       1,141,549       1,308,174       216,226        257,872
 Amortization of debt
   costs ........................        86,928          79,768         148,518        19,696         36,884
                                    -----------     -----------     -----------       -------        -------
Earnings(4) .....................     5,195,710       4,579,221       4,579,221       945,696        945,696
                                    -----------     -----------     -----------       -------        -------
Interest expense and
 amortization of debt costs .....     1,456,640       1,221,317       1,456,692       235,922        294,756
Capitalized interest ............       482,830         570,261         570,261       124,052        124,052
                                    -----------     -----------     -----------       -------        -------
Fixed charges ...................     1,939,470       1,791,578       2,026,953       359,974        418,808
                                    -----------     -----------     -----------       -------        -------
Ratio of earnings to fixed
 charges ........................           2.68            2.56            2.26          2.63           2.26
                                    ============    ============    ============      ========       ========

-----------------
(1) Amounts in 1997 and 1998 reflect income (loss) before income tax expense (benefit) of $(220,790) and $849,230, respectively. Effective January 1, 1999, we elected to be taxed as an S corporation and no longer pay income taxes at the corporate level.

(2) Adjusted to reflect the sale of $6,000,000 of Notes and assumes Notes were outstanding on January 1, 2001 at an interest rate of 8.00%, offset by 5.75% debt paid off with proceeds of issuance of $5,450,000, along with debt issuance costs of $550,000 amortized over the term of the Notes.

(3) Adjusted to reflect the sale of $6,000,000 of Notes and assumes Notes were outstanding on January 1, 2002 at an interest rate of 8.00%, offset by 5.75% debt paid off with proceeds of issuance of $5,450,000, along with debt issuance costs of $550,000 amortized over the term of the Notes.

(4) Deficiency of earnings to fixed charges was $555,667 for the year ended December 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data as of December 31, 1997, 1998, 1999, 2000 and 2001 and for each of the five years in the period ended December 31, 2001 has been derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent certified public accountants. The data presented as of March 31, 2002 and for the three months ended March 31, 2001 and 2002 has been derived from the interim unaudited consolidated financial statements for the three-month periods ended March 31, 2001 and 2002 and include, in our opinion, all necessary adjustments to present fairly our consolidated results of operations and financial position for such periods. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002. The following data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which are included elsewhere in this Prospectus.

                                                                           YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------------------------
                                                    1997            1998             1999             2000            2001
                                               -------------- ---------------- ---------------- --------------- ---------------
CONSOLIDATED INCOME STATEMENT DATA
Revenue:
 Sales .......................................  $16,827,362     $ 19,934,429     $ 23,518,438     $28,837,999     $35,993,667
 Interest income on contracts receivable .....    1,008,379        1,086,340          988,145       1,057,980       1,051,041
 Equity in (losses) earnings of joint ventures       39,916           34,415           57,653        (121,082)       (172,333)
 Other revenue ...............................      406,223          318,321          409,368         546,321         377,743
                                                -----------     ------------     ------------     -----------     -----------
  TOTAL REVENUE ..............................  $18,281,880     $ 21,373,505     $ 24,973,604     $30,321,218     $37,250,118
Expenses:
 Cost of sales ...............................  $10,615,911     $ 11,671,827     $ 12,453,402     $15,873,775     $21,000,734
 Selling, general and administrative .........    6,126,626        5,959,479        7,953,939       9,338,661      11,749,931
 Reduction of inventory to net realizable
  value ......................................      277,257          137,781          294,480              --              --
 Interest ....................................    1,817,753        1,481,843        1,212,623       1,369,712       1,141,549
                                                -----------     ------------     ------------     -----------     -----------
  TOTAL EXPENSES .............................  $18,837,547     $ 19,250,930     $ 21,914,444     $26,582,148     $33,892,214
                                                -----------     ------------     ------------     -----------     -----------
  NET (LOSS) INCOME(2) .......................  $  (334,877)    $  1,273,345     $  3,059,160     $ 3,739,070     $ 3,357,904
                                                ===========     ============     ============     ===========     ===========
Ratio of earnings to fixed charges(1) ........     N/A(3)               2.31             2.96            2.68            2.56
                                                ===========     ============     ============     ===========     ===========
 NET (LOSS) INCOME PER COMMON
  SHARE OUTSTANDING ..........................  $     (0.69)    $       2.63     $       6.32     $      7.72     $      6.94
 DIVIDENDS PAID PER COMMON
  SHARE OUTSTANDING ..........................  $      0.62     $       0.62     $       3.20     $      4.25     $      3.42


[WIDE TABLE CONTINUED FROM ABOVE]

                                                    THREE MONTHS ENDED
                                                         MARCH 31,
                                               -----------------------------
                                                    2001           2002
                                               -------------- --------------
                                                 (UNAUDITED)    (UNAUDITED)
CONSOLIDATED INCOME STATEMENT DATA
Revenue:
 Sales .......................................   $6,181,396     $8,979,702
 Interest income on contracts receivable .....      261,663        208,345
 Equity in (losses) earnings of joint ventures      (36,674)       (45,728)
 Other revenue ...............................      227,119         28,280
                                                 ----------     ----------
  TOTAL REVENUE ..............................   $6,633,504     $9,170,599
Expenses:
 Cost of sales ...............................   $3,356,640     $5,611,914
 Selling, general and administrative .........    2,308,966      2,632,685
 Reduction of inventory to net realizable
  value ......................................           --             --
 Interest ....................................      343,037        216,226
                                                 ----------     ----------
  TOTAL EXPENSES .............................   $6,008,643     $8,460,825
                                                 ----------     ----------
  NET (LOSS) INCOME(2) .......................   $  624,861     $  709,774
                                                 ==========     ==========
Ratio of earnings to fixed charges(1) ........         2.00           2.63
                                                 ==========     ==========
 NET (LOSS) INCOME PER COMMON
  SHARE OUTSTANDING ..........................   $     1.29     $     1.47
 DIVIDENDS PAID PER COMMON
  SHARE OUTSTANDING ..........................   $     0.00     $     0.10



                                                                                     DECEMBER 31,
                                                       -------------------------------------------------------------------------
                                                            1997           1998           1999          2000           2001
                                                       -------------- -------------- ------------- -------------- --------------
CONSOLIDATED BALANCE SHEET DATA
Assets:
 Inventory (principally land held for sale) ..........  $12,231,884    $11,469,212    $ 9,938,693   $18,462,886    $19,462,763
 Contracts and mortgages receivables .................    9,094,999      9,365,257      8,694,934    10,452,589     12,113,780
 Investment in joint ventures ........................       60,645         11,060          6,713       376,631        529,048
 Cash ................................................      648,760        433,717        969,309       690,467        730,554
 Other assets ........................................    2,653,281      2,014,829      1,895,534     2,900,310      2,308,078
                                                        -----------    -----------    -----------   -----------    -----------
  TOTAL ASSETS .......................................  $24,689,569    $23,294,075    $21,505,183   $32,882,883    $35,144,223
                                                        ===========    ===========    ===========   ===========    ===========
Liabilities:
 Lines of credit mortgages and notes payable .........  $13,367,550    $11,916,374    $ 8,569,328   $17,916,363    $17,186,888
 Other liabilities ...................................      727,114        904,296      1,338,493     2,029,354      4,304,622
 Deferred income taxes ...............................    1,544,708        608,023        374,032       217,343         51,041
 Senior subordinated debt ............................    3,990,000      3,832,000      3,680,000     3,494,000      2,672,000
                                                        -----------    -----------    -----------   -----------    -----------
  TOTAL LIABILITIES ..................................  $19,629,372    $17,260,693    $13,961,853   $23,062,060    $24,214,551
Stockholders' Equity:
 Common stock ........................................  $     4,841    $     4,841    $     4,841   $     4,841    $     4,841
 Additional paid-in capital ..........................      740,136        740,136        740,136       740,136        740,136
 Retained earnings ...................................    4,315,220      5,288,405      6,798,353     8,480,846     10,184,695
                                                        -----------    -----------    -----------   -----------    -----------
 Total Stockholders' Equity ..........................  $ 5,060,197    $ 6,033,382    $ 7,543,330   $ 9,225,823    $10,929,672
                                                        -----------    -----------    -----------   -----------    -----------
   TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY ............................................  $24,689,569    $23,294,075    $21,505,183   $32,882,883    $35,144,223
                                                        ===========    ===========    ===========   ===========    ===========


[WIDE TABLE CONTINUED FROM ABOVE]

                                                          MARCH 31,
                                                            2002
                                                       --------------
                                                         (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA
Assets:
 Inventory (principally land held for sale) ..........  $18,213,250
 Contracts and mortgages receivables .................   11,987,454
 Investment in joint ventures ........................      483,320
 Cash ................................................      900,267
 Other assets ........................................    2,682,638
                                                        -----------
  TOTAL ASSETS .......................................  $34,266,929
                                                        ===========
Liabilities:
 Lines of credit mortgages and notes payable .........  $17,427,702
 Other liabilities ...................................    3,130,874
 Deferred income taxes ...............................       47,041
 Senior subordinated debt ............................    2,072,000
                                                        -----------
  TOTAL LIABILITIES ..................................  $22,677,617
Stockholders' Equity:
 Common stock ........................................  $     4,841
 Additional paid-in capital ..........................      740,136
 Retained earnings ...................................   10,844,335
                                                        -----------
 Total Stockholders' Equity ..........................  $11,589,312
                                                        -----------
   TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY ............................................  $34,266,929
                                                        ===========

-----------------
(1) The ratio of earnings to fixed charges is calculated by dividing the sum of net income, interest expense and amortization of debt expense by the sum of interest expense, capitalized interest and amortization of debt expense.
(2) In January 1999, we elected to be taxed as an S corporation. Accordingly, taxable income from operations in all fiscal years beginning after 1998 is allocated to the individual shareholders with no income tax expense recorded in the financial statements. Net income (loss) in 1997 and 1998 is after tax (benefit) expense of $(220,790) and $849,230, respectively.
(3) Deficiency of earnings to fixed charges was $555,667 for the year ended December 31, 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING ANALYSIS OF OUR CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.


OVERVIEW

     We are a real estate development company that focuses primarily on rural recreational land development. We target the acquisition and development of premium real estate located in Minnesota, Wisconsin (including the Upper Peninsula of Michigan), Georgia, Texas, and Tennessee. Since our establishment in 1979, we have grown to become what we believe is the largest developer of waterfront properties for the construction of primary and second homes in Minnesota and Wisconsin. We have developed and marketed approximately 900 developments of various sizes since inception. Currently, we have approximately 44 developments in process.

     We generate our revenues principally from the sale of developed lots. Revenues from the sale of developed lots are recognized upon closing the sale of property and receipt of at least 10% of the purchase price. We also generate other revenues, which consist primarily of interest income from our financing operation, administrative fee income from land sale closings and equity in earnings from our joint ventures.


CRITICAL ACCOUNTING POLICIES

     In preparing our financial statements, we follow accounting principles generally accepted in the United States of America, which in many cases require assumptions, estimates and judgments that affect the amounts reported. Many of these policies are relatively straightforward. There are, however, a few policies that are critical because they are important in determining the financial condition and results of operations and they can be difficult to apply. The most critical accounting policies applied in the preparation of our financial statements relate to:

   o accounting for contingencies, under which we accrue an expense when it is probable that a liability has been incurred and the amount can be reasonably estimated;

   o  measuring long-lived assets for impairment;

   o accounting for tax increment financing receivables because of the importance of management judgment in making the estimates necessary to apply these policies;

   o  assessing the collectibility of contracts and mortgages receivable; and

   o measuring the valuation of inventories, including adjustments to reduce inventory to the lower of cost or market.

     The difficulty in applying these policies arises from the assumptions, estimates and judgments that have to be made currently about matters that are inherently uncertain, such as future economic conditions, operating results and valuations as well as management intentions. As the difficulty increases, the level of precision decreases, meaning that actual results can and probably will be different from those currently estimated. We base our assumptions, estimates and judgments on a combination of historical experiences and other reasonable factors.

     Contingencies, by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential expense.

     Measuring long-lived assets for impairment requires estimating intentions as to holding periods, future operating cash flows and residual values of the assets under review. Changes in management intentions, market conditions or operating performance could indicate that impairment charges may be necessary.

     Accounting for tax increment financing receivables involves estimating property values and tax rates well into the future, as well as evaluating length of time the property will remain vacant. To accomplish this, assumptions are made regarding real estate market inflation, tax rates and collectibility of taxes.

     Assessing the collectibility of contracts and mortgages receivable involves estimating future customer default rates and the value of land collateralizing the receivables using assumptions based on historical experience along with current and anticipated future economic conditions in the markets where the assets were generated.

     Measuring the valuation of inventories requires evaluating the market for each individual project, including a review of the absorption rate, age and historic retail lot prices achieved for each project under review. Changes in management intentions, market conditions or operating performance could indicate that valuation adjustments may be necessary.


COMPARISON OF THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001.

     The following table sets forth the sales, cost of sales and gross profit information for the three month period ended March 31, 2002.

                                            PERCENTAGE                    PERCENTAGE                     PERCENTAGE
                                LAND         OF SALES      STRUCTURES      OF SALES         TOTAL         OF SALES
                           -------------   ------------   ------------   ------------   -------------   -----------
 Sales .................    $8,854,702         100.0%       $125,000         100.0%      $8,979,702         100.0%
 Cost of sales .........     5,523,914          62.4%         88,000          70.4%       5,611,914          62.5%
                            ----------                      --------                     ----------
 Gross profit ..........    $3,330,788          37.6%       $ 37,000          29.6%      $3,367,788          37.5%

     Sales of $9.0 million for the quarter ended March 31, 2002 increased by $2.8 million, or 45%, from the same period in 2001. The increase was attributable primarily to the increase in prime inventory available in the Southeast and certain Midwest offices combined with strong consumer demand in those markets. Additionally, sales expanded in our newer markets in the first quarter of 2002 as a result of these markets becoming more established and the growth in available inventory.

     Gross profit was $3.4 million, or 37.5% of sales, for the quarter ended March 31, 2002, compared to $2.8 million, or 45.7% of sales for the same period in 2001. The decrease in gross profit margin, as a percentage of sales, in 2002 was due to the sale of lots at reduced sales prices, which reflects a softer real estate market in Wisconsin as well as our focus on the sale of aged inventory, primarily in the Midwest.

     Our selling, general and administrative expenses consist primarily of sales commissions, advertising expenses, office operating expenses and administrative overhead. Selling, general and administrative expenses of $2.6 million were 29.3% of sales for the quarter ended March 31, 2002, compared to $2.3 million, or 37.4%, for the same period in 2001. The decrease in these expenses, as a percentage of sales, was attributable, in part, to significant increases in sales in the first quarter of 2002 as well as cost reductions, primarily office operating expenses in our newer markets.

     Despite an increase in the average balance of contracts and mortgages receivable, interest income for the quarter ended March 31, 2002 decreased 20.4% from the same period in 2001. The decrease was due to lower average interest rates on mortgages offered to customers to reflect the lower interest rate environment in the last year.

     For the quarters ended March 31, 2002 and 2001, we had equity in losses of joint ventures of $46,000 and $37,000, respectively. The losses reflect our one-third share of net losses incurred by two joint ventures established in the first quarters of 2001 and 2000 to acquire and develop specific parcels of land.

     Other revenue of $28,000 for the first quarter of 2002 decreased from $227,000 for the same period in 2001 primarily as a result of a project fee collected for development services performed on behalf of one of our joint ventures in the first quarter of 2001.

     Interest expense for the quarter ended March 31, 2002 was $216,000, compared to $343,000 for the same period in 2001. Significantly lower interest rates, lower outstanding debt, and higher levels of interest capitalization due to the growth in inventory under development contributed to the 37% decrease.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     We reported a 24.8% increase in sales for the year ended December 31, 2001 to $36.0 million, including sales of structures (which consists of structures that existed on the property at the time of acquisition) of $0.7 million, or 2.0% of sales. For the same period in 2000, sales were $28.8 million, including $0.6 million in sales of structures, or 2.1% of sales. The increase in sales was attributable to a strong real estate market in certain areas of the country, the addition of several projects in newer markets, and our ability to retain knowledgeable staff and successfully apply our marketing programs in those newer markets.

     We reported a 22.6% increase in sales for the year ended December 31, 2000 to $28.8 million, including sales of structures of $0.6 million, or 2.1% of sales. For the same period in 1999, sales were $23.5 million, including $1.4 million in sales of structures, or 6.0% of sales. The overall sales increase was attributable to quality inventory in existing and new markets, a strong real estate market (particularly in the Midwest), and the growth and retention of knowledgeable sales staff.

     The following table sets forth the sales, cost of sales and gross profit information for the years ended December 31, 2001, 2000 and 1999.

                                         PERCENTAGE                PERCENTAGE                  PERCENTAGE
                              LAND        OF SALES    STRUCTURES    OF SALES        TOTAL       OF SALES
                         -------------- ------------ ------------ ------------ -------------- -----------
2001
 Sales .................  $35,268,589       100.0%    $  725,078      100.0%    $35,993,667       100.0%
 Cost of sales .........   20,354,927        57.7%       645,807       89.1%     21,000,734        58.3%
                          -----------                 ----------                -----------
 Gross profit ..........  $14,913,662        42.3%    $   79,271       10.9%    $14,992,933        41.7%
2000
 Sales .................  $28,245,169       100.0%    $  592,830      100.0%    $28,837,999       100.0%
 Cost of sales .........   15,365,177        54.4%       508,598       85.8%     15,873,775        55.0%
                          -----------                 ----------                -----------
 Gross profit ..........  $12,879,992        45.6%    $   84,232       14.2%    $12,964,224        45.0%
1999
 Sales .................  $22,104,045       100.0%    $1,414,393      100.0%    $23,518,438       100.0%
 Cost of sales .........   11,344,516        51.3%     1,403,366       99.2%     12,747,882        54.2%
                          -----------                 ----------                -----------
 Gross profit ..........  $10,759,529        48.7%    $   11,027        0.8%    $10,770,556        45.8%

     For 2001, gross profit was $15.0 million, or 41.7% of sales, compared to $13.0 million, or 45.0% of sales for the same period in 2000. The decrease in gross profit, as a percentage of sales, was principally due to lower margins on projects in Wisconsin, as a result of a softer real estate market and an increase in sales in new markets where lower margins were achieved as compared with our more established markets.

     For 2000, gross profit was $13.0 million, or 45.0% of sales, compared to $10.8 million, or 45.8% of sales for the same period in 1999. Gross profit from the sale of lots was 45.6% for 2000 and 48.7% in 1999. In 2000, gross profit margin from the sale of structures was 14.2%, while for the same period in 1999 gross profit margin from the sale of structures was 0.8%. The decrease in gross profit on land sales, as a percentage of sales, was principally due to the sell-out of a few older projects at reduced prices. We also wrote down inventory by $294,480 in 1999, to reflect its net realizable value.

     Other revenues decreased $170,000, or 31%, to $380,000 in 2001 from the same period in 2000. The decrease was primarily due to $80,000 in nonrecurring marketing fees received related to land sales brokered by us during 2000. Additionally, in 2000, we revised our estimates of anticipated future tax collections under our tax increment financing receivable contracts with tax districts based on property value changes and changes in property tax assessments. These changes in estimates resulted in an increase in the value of such receivables and a corresponding increase in other revenue in 2000 of approximately $65,000. There were no significant valuation adjustments in 2001.

     Other revenue was $550,000 in 2000, an increase of $140,000 from the same period in 1999. The increase is the result of a $250,000 fee collected for development services performed on behalf of a joint venture, which was partially offset by a 30% reduction in sale closing fees charged to customers from the prior year due to special mortgage incentive programs offered during 2000.

     Equity in losses from joint ventures increased $50,000 in 2001 to $170,000, resulting from losses generated by a land development joint venture formed by us during the first quarter of 2001, in which we currently have a one-third ownership interest. Equity in losses from joint ventures were $120,000 in 2000, as compared to equity in earnings from joint ventures of $60,000 in 1999. The additional equity in losses from joint ventures in 2000 was primarily the result of start-up costs incurred by a land development joint venture formed in early 2000, in which we have a one-third ownership interest.

     Interest income in 2001 remained consistent with 2000, which was the result of a higher average balance of contracts and mortgages receivable during 2001 offset by lower average interest rates on contracts during the same period. Interest income increased to $1,060,000 in 2000 from $990,000 in 1999 as a result of an increase in the average balance of contracts and mortgages receivable.

     Selling, general and administrative expenses for 2001 were $11.7 million, or 32.6% of sales, compared to $9.3 million, or 32.4% of sales for the same period in 2000. The increase in selling, general and administrative expense, as a percentage of sales, is due primarily to $550,000 in costs written off associated with two parcels of land previously under contract that were ultimately not acquired. Factors offsetting this increase included a reduction of compensation and office expenses, as a percentage of sales.

     Selling, general and administrative expenses for 2000 were $9.3 million, or 32.4% of sales, compared to $8.0 million, or 33.8% of sales for the same period in 1999. The decrease in selling, general and administrative expense, as a percentage of sales, was attributable to increased sales and management's continued efforts to control expenses.

     Interest expense decreased $230,000, or 17%, to $1,140,000 in 2001 from the same period in 2000. The decrease is the result of a significant reduction in interest rates throughout 2001 on our variable rate borrowings, which include our lines of credit and substantially all real estate notes payable. The decrease was partially offset by higher average borrowings during 2001 as a result of a growth in inventory. Interest expense of $1,370,000 in 2000 increased by 14% from $1,200,000 in 1999. The increase in interest expense was due to an increase in contracts and mortgages payable in 2000 from 1999.


LIQUIDITY AND CAPITAL RESOURCES

     OVERVIEW. Our capital resources are provided from both internal and external sources. Our primary capital resources from internal operations are:
(i) cash sales, (ii) down payments on sales which are financed, (iii) principal and interest payments on contracts and mortgages receivable, and (iv) borrowings collateralized by contracts and mortgages receivable. External sources of liquidity include borrowings under our credit agreement with Diversified Business Credit, notes and mortgages payable to finance inventory acquisitions and development, and the issuance of debt securities. Our capital resources are used to support our operations, including:

     o acquiring and developing inventory;

     o providing financing for customer purchases;

     o meeting operating expenses;

     o shareholder distributions (principally tax-related); and

     o satisfying our debt and other obligations.

We anticipate that we will continue to require external sources of liquidity to support our operations, satisfy our debt and other obligations and to provide funds for future strategic inventory acquisitions and growth.

     The following table sets forth our net cash flows for operating, investing and financing activities for the three months ended March 31, 2002 and for the years ended December 31, 2001 and 2000:

                                                                     DECEMBER 31,
                                              MARCH 31,    --------------------------------
                                                2002             2001             2000
                                            ------------   ---------------   --------------
                                             (UNAUDITED)
Net cash provided by (used in):
 Operating activities ...................    $  589,816     $  4,907,572      $   (490,560)
 Investing activities ...................      (298,621)         646,722        (1,311,324)
 Financing activities ...................      (121,482)      (5,514,207)        1,523,042
                                             ----------     ------------      ------------
Net increase (decrease) in cash .........    $  169,713     $     40,087      $   (278,842)
                                             ==========     ============      ============

     OPERATING ACTIVITIES -- Cash provided by operating activities totaled $0.6 million for the three months ended March 31, 2002. Operating cash flow was generated primarily as a result of net earnings of $0.7 million and a $1.2 million decrease in inventory-land held for sale, which was primarily the result of fewer properties acquired and reduced development during the first quarter of 2002. Operating cash was used to fund a $1.3 million decrease in accounts payable at the end of the first quarter 2002, which relates to the timing of payments made for inventory development and shareholder distributions (principally tax-related) recorded in accounts payable at the end of 2001.

     For the years ended December 31, 2001 and 2000, cash provided by (used in) operations was $4.9 million and $(0.5) million, which reflects a year-over-year improvement in operating cash flow of $5.4 million. The increase is primarily related to lower amounts used for inventory acquisitions in 2001 as compared to 2000, when inventory increased approximately $8.5 million. Additionally, increases in accounts payable of $2.5 million in 2001 primarily reflect the timing of payments made for inventory development and shareholder distributions (principally tax-related) at the end of 2001 as compared to the end of 2000.

     INVESTING ACTIVITIES -- Cash used in investing activities for the three months ended March 31, 2002 of $0.3 million was primarily used for capital expenditures and advances to joint ventures. Cash provided by investing activities in 2001 represents a $0.6 million repayment of receivables from joint ventures related primarily to the repayment of a receivable originally created from a non-cash transfer of inventory and debt to a new joint venture during 2001. This was offset by a $0.3 million investment in the same joint venture and capital expenditures of $0.2 million. Cash used for investing activities in 2000 primarily related to an investment in a joint venture of $0.5 million and capital expenditures of $0.2 million.

     FINANCING ACTIVITIES -- Our financing sources consist of short-term financing under our credit agreement, seller financing, financing from a network of community and commercial banks. Long-term financing has been obtained through the issuance of $4.0 million of senior subordinated debt in 1994 and 1995 of which $2.1 million principal amount remains outstanding at March 31, 2002. The sources of repayment for our working capital financing are generated from the sale of lots and the receipt of principal payments on contracts and mortgages receivables. As a lot is sold, a portion of the proceeds is used to pay down the respective financing and release a portion of the related mortgage. On average, we finance 75% of the cost of land acquisitions and development. Based on the terms of our loan agreements, a loan is usually paid in full when approximately 70% of the lots in a development are sold. Principal payments received by us from customer contracts or mortgages receivable are applied to the outstanding balance under our credit agreement.

SOURCES OF FINANCING

     The following table sets forth our sources of financing, the balances outstanding and the weighted average interest rates on such borrowings at March 31, 2002, December 31, 2001 and 2000.

                                        MARCH 31,      AVERAGE     DECEMBER 31,     AVERAGE     DECEMBER 31,      AVERAGE
                                          2002           RATE          2001           RATE          2000            RATE
                                     --------------   ---------   --------------   ---------   --------------   -----------
                                       (UNAUDITED)
Lines of credit ..................    $ 8,775,943        5.77%     $ 7,037,999        5.77%     $ 8,261,038         10.56%
Notes payable(1) .................      7,897,430        6.01%       9,274,646        6.24%       9,168,999          9.60%
Contracts and mortgages
 payable .........................        754,329        7.92%         874,243        7.92%         486,326          7.81%
Senior subordinated debt .........      2,072,000       11.43%       2,672,000       11.41%       3,494,000         11.25%
                                      -----------                  -----------                  -----------
                                      $19,499,702        6.55%     $19,858,888        6.77%     $21,410,363         10.21%
                                      ===========                  ===========                  ===========

------------------
(1) Notes payable includes the real estate lines of credit in the amounts of $3,129,867, $3,266,101 and $2,710,467 as of March 31, 2002, December 31,
    2001 and 2000, respectively.


DESCRIPTION OF FINANCING SOURCES

     CREDIT AGREEMENT -- We began our borrowing relationship with Diversified Business Credit in 1986. As a result of an amendment in May 2002, we may currently borrow an aggregate of up to $21.0 million under the credit agreement, which includes the following four lines of credit:

                                                     AMOUNT OF      BALANCE OUTSTANDING AS OF
                                                      LINE(1)            MARCH 31, 2002
                                                  --------------   --------------------------
                                                                           (UNAUDITED)
   Mortgages and Contracts Receivable .........    $11,000,000             $ 8,363,943
   Real Estate Mortgage .......................      8,500,000               3,129,867
   Project ....................................        250,000                 172,000
   Interim Financing ..........................      4,000,000                 240,000
                                                                           -----------
    Total .....................................             --             $11,905,810
                                                                           ===========

------------------
(1) These totals are the maximum principal amounts that may be outstanding under each of the lines of credit; the maximum aggregate principal amount outstanding under all of the lines of credit cannot exceed $21 million.

     The amounts borrowed by us under the Mortgages and Contracts Receivable Line of Credit are at the discretion of the lender, are based on 90% of eligible contracts receivable, and are to be used primarily for working capital needs. Borrowings under this credit line bear interest at the lender's base rate plus 1.0% (5.75% as of March 31, 2002). The lender's base rate is equal to the interest rate publicly announced by the lender from time to time as its "base" rate.

     We also may borrow up to $8,500,000 under the Real Estate Mortgage Line of Credit based on 80% of the purchase price of the real estate, plus 80% of eligible development costs. Funds obtained by us under the real estate mortgage credit line are to be used to purchase and develop real estate inventory pending sale. Borrowings under the Real Estate Mortgage Line of Credit bear interest at a rate equal to 1.0% over the lender's base rate (5.75% at March 31, 2002).

     The Project Line of Credit of $250,000 is to be used to finance project development costs and the purchase of real estate in connection with a project in northern Minnesota. The assets of the project secure this line of credit. Borrowings under the Project Line of Credit bear interest at a rate equal to 1.5% over the lender's base rate (6.25% as of March 31, 2002).

     Borrowings of up to $4,000,000 under the Interim Financing Line of Credit are available at the discretion of the lender to cover demand overages on the other lines of credit. Borrowings under the Interim Financing Line of Credit bear interest at a rate equal to 1.5% over the lender's base rate (6.25% as of March 31, 2002).

     At March 31, 2002, approximately $3,900,000 is available under our lines of credit with Diversified Business Credit to finance mortgages and contracts receivable and interim financing credit facilities for operating needs and approximately $2,300,000 to finance real estate inventory acquisitions.

     All amounts borrowed by us under the credit agreement are under a committed line and are due April 30, 2004, but the lender does have the ability to call the loan on demand. All funds advanced by the lender under the credit agreement are collateralized by an assignment by us of first mortgages, contracts for deed, security interests, or other rights or property interests acquired by us in connection with specific property development projects and a security interest in virtually all of our assets. In addition, the credit agreement also contains a number of restrictive covenants and is personally guaranteed by our President, Philip C. Taylor.

     NETWORK BANKS. Another recurring source of capital are funds obtained from a network of community banks and other lenders, the majority of which have been utilized by us since the mid-1980s. These financial institutions, which are typically located in proximity to the land being purchased, provide loans that are secured by a first mortgage on the land. We have $8.5 million in credit lines with various banks, which can be used to finance real estate inventory in the Midwest. Loans made under these agreements are variable rate and range in term from 12 to 24 months. The terms of these agreements currently extend through March 2003 to May 2003. At March 31, 2002 $6.6 million was available under these lines of credit. Interest payments on loans under these agreements and other bank loans are made monthly and generally principal payments are made as the individual lots are sold. Our borrowings through the network of banks are shown as "Notes payable" in the table entitled "Sources of Financing."

     SELLER FINANCING. Seller financing or mortgages payable are equivalent to accounts payable that are due on resale and result from our ordinary course of business. When we decide to acquire a parcel of land, one source of financing is to secure financing from the seller. Seller financing typically consists of a purchase agreement evidencing the sale and outlining the terms of payment. We make interest and principal payments on a scheduled amortization which varies by transaction, but which in no event extends beyond the sale of the property. Our use of seller financing is shown as "Contracts and mortgages payable" in the table entitled "Sources of Financing."

     SENIOR SUBORDINATED DEBT. In April 1994, we issued $1.0 million of Senior Subordinated Notes, Series 1994. The proceeds were initially used to pay down existing debt. Ultimately, the funds were used to acquire additional inventory. We issued an additional $3.0 million of senior subordinated debt in 1995. The proceeds of this offering were used to reduce existing debt, finance inventory, fund customer mortgage financing and open new offices during 1995.

     The following summarizes our significant contractual obligations and commitments, excluding lines of credit, that impact liquidity as of March 31, 2002.

                                                                      PAYMENTS DUE BY PERIOD
                                                   ------------------------------------------------------------
                                                                          (IN THOUSANDS)
                                                    WITHIN                                  AFTER
                                                    1 YEAR     2-3 YEARS     4-5 YEARS     5 YEARS      TOTAL
                                                   --------   -----------   -----------   ---------   ---------
Contractual obligations:
Notes, contracts and mortgages payable .........    $5,030       $2,901         $366         $355      $ 8,652
Senior subordinated debt .......................       727        1,345           --           --        2,072
Operating leases ...............................       178          280          143           17          618
                                                    ------       ------         ----         ----      -------
Total contractual cash obligations .............    $5,935       $4,526         $509         $372      $11,342
                                                    ======       ======         ====         ====      =======

CONTRACTS AND MORTGAGES RECEIVABLES

     We offer financing on land sales to our customers. Generally, loans are originated on a fixed rate basis for terms of up to ten years and are secured by mortgages on the underlying land purchased by the customer. Our underwriting parameters require a minimum down payment of 10% and often include an introductory reduced interest rate or lower payment period and balloon payment after three to five years. At March 31, 2002, interest rates on loans in the portfolio range from 9.75% to 13.4%. Financed sales were 39%, 31% and 31% of sales for the three months ended March 31, 2002, and for each of the years ended December 31, 2001 and 2000, respectively.

     The following table lists as of March 31, 2002, December 31, 2001, and 2000 the balance of our contracts and mortgages receivable outstanding, the amount of the portfolio 90 days past due, average portfolio term and weighted average interest rate. The table also sets forth the amounts foreclosed and the contracts and mortgages foreclosed during the three months ended March 31, 2002 and the years ended December 31, 2001 and 2000.

                                                                            DECEMBER 31,
                                                  MARCH 31,      -----------------------------------
                                                    2002               2001               2000
                                              ----------------   ----------------   ----------------
                                                 (UNAUDITED)
Contracts and mortgages receivable:
 Balance outstanding ......................   $11,987,454        $12,113,780        $10,452,589
  Amount 90 days past due .................   $  160,277         $  386,338         $  110,270
  Percentage of balance ...................         1.34%              3.19%              1.05%
  Amount foreclosed during period .........   $       --         $   45,071         $  135,732
  Percentage of balance ...................         0.00%              0.37%              1.29%
 Average portfolio term ...................   4 years            3 years            4 years
 Weighted average interest rate ...........         11.5%              11.7%              11.2%

     We work aggressively and closely with our customers as soon as an account becomes overdue to attempt to avoid default and foreclosure. After we begin collection proceedings, most accounts are eventually made current and we generally receive full payment. On occasion, we must cancel the contract and begin foreclosure proceedings. During 2001, there were $45,071 in contracts and mortgages receivable balances where the foreclosure process was complete, and an additional $99,611 were in the process of foreclosure. Subsequent to a completed foreclosure, we return the underlying property to inventory and begin re-marketing the lot. Properties that are foreclosed upon and returned to inventory are generally resold at a profit resulting in minimal bad debt exposure.

     Based on expected cash generated from operations and the above available financing resources, we believe we have adequate sources of funds to meet our anticipated working capital, capital expenditure, and debt service requirements for the foreseeable future.


NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The standard had no impact on us in 2001. SFAS No. 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and test for impairment of goodwill and intangibles with indefinite lives annually, or more frequently if events and circumstances indicate that the carrying amounts may not be recoverable. Adoption of SFAS No. 142 did not have a material effect on our financial position, results of operations or cash flows.

     During 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which is required to be adopted for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We expect to adopt SFAS No. 143 on January 1, 2003. We have not yet determined the impact of SFAS No. 143 on our financial position, results of operations or cash flows.

     The FASB also issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which is required to be adopted for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. We adopted SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 did not have an impact on our financial position, results of operations or cash flows.

          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


INTEREST RATE RISK

     We are exposed to changes in interest rates primarily as a result of our borrowing activities used to fund operations and to acquire land. We use both floating interest rate credit facilities and notes payable and fixed rate notes payable to accomplish this. At December 31, 2001, we had $13.9 million of floating interest rate debt under our credit facilities or under notes payable, $3.3 million of fixed rate notes payable and $2.7 million of fixed rate subordinated debt. The floating interest rates are based either upon the prevailing prime or three-month LIBOR interest rates. A hypothetical 1% change in the prevailing prime or LIBOR, as applicable, would decrease our net income by approximately $139,000 per year, based on the increased interest expense on variable rate debt. The fair value of fixed rate notes payable would not be impacted as substantially all of the $3.3 million in fixed rate notes payable mature in one year or less. A similar change in the interest rate would decrease the fair value of our fixed rate subordinated debt by approximately $50,000. There were no material changes to the foregoing information during the three month period ended March 31, 2002.

     Additionally, an environment of increased interest rates may adversely affect our ability to successfully market and sell our properties because the increased costs of borrowing would inflate the cost of inventory and make it more difficult for customers to finance purchases. We believe we can protect the company from sustained high interest rates by selling our contracts and mortgages receivable portfolios, originating loans with shorter maturities, and increasing the rates we charge to customers who utilize company financing, or by incurring fixed rate debt. Such increases in rates would, however, have an adverse impact on our cost of carrying inventory. We believe the best defense against rising interest rates is to buy only the best property, which can be turned quickly. However, sustained increases in interest rates could impact future sales levels. If demand for product was to decline for an extended period of time, we believe we could minimize the impact by reducing the sales price of the product to stimulate sales and would discontinue purchasing properties until the level of inventory more closely matched customer demand.

                                    BUSINESS


GENERAL

     We are a real estate development company that focuses primarily on rural recreational land development. We target the acquisition and development of premium real estate located in Minnesota, Wisconsin (including the Upper Peninsula of Michigan), Georgia, Texas, and Tennessee. Since our establishment in 1979, we have grown to become what we believe is the largest developer of waterfront properties for the construction of primary and second homes in Minnesota and Wisconsin. We have developed and marketed approximately 900 developments of various sizes since inception. Currently, we have approximately 44 developments in process.

     Our principal business consists of the purchase of undeveloped tracts of land adjacent to lakes and rivers. Such tracts may also be heavily wooded or in mountainous areas (such as the Great Smoky Mountains in Tennessee). We then subdivide the tracts into multiple lots and develop the lots for sale. We sell our lots to individuals who wish to build a home for use as a vacation retreat, a retirement or primary residence, or to simply hold for investment purposes. The size of lots sold by us typically ranges from 1.5 to 2.0 acres each. We are not involved in the home construction or time-share business.

     We generally develop only properties that are within a reasonable driving distance of major metropolitan areas or those located in markets showing strong demand. To simplify and facilitate the buying process for purchasers, we offer mortgage financing to qualified purchasers to assist them in acquiring the lots. We utilize established lines of credit to finance our mortgage lending.

     We market and sell our lots through our wholly-owned subsidiaries, which consist of seven Four Seasons Realty/Properties subsidiaries in Minnesota, Wisconsin, Georgia, Michigan, Tennessee and Texas. Our Four Seasons sales offices are located near Brainerd, Minnesota; Spooner, Minocqua and Stevens Point, Wisconsin; Watersmeet, Michigan; Austin, Texas; and Knoxville, Tennessee. We own a one-third interest in a joint venture developing the Lantana Ridge development near San Antonio, Texas, a one-third interest in a joint venture developing The Preserve at Sharp Mountain development near Atlanta, Georgia, and a two-thirds interest in a joint venture developing the Lakeridge Community Center development near Sauk Center, Minnesota. We operate sales offices for our joint venture properties near San Antonio, Texas and near Atlanta, Georgia.

     Our consolidated operations are divided into four principal departments: acquisitions, development, sales and marketing, and finance and accounting. Our acquisitions department is responsible for identifying, negotiating to purchase, and purchasing tracts of suitable property for development. Our development department obtains necessary government approvals for our planned developments, subdivides the properties into lots and arranges for the construction of roads and property improvements necessary for the sale of the lots. Our sales and marketing department is comprised primarily of our Four Seasons sales offices that currently sell only properties owned by us. Our sales and marketing department can also initiate mortgage loans from us to qualified purchasers to finance the acquisition of lots. Finally, our finance and accounting department performs corporate administrative tasks and services loans made by us.

     We were incorporated under the laws of the State of Minnesota on June 27, 1979. Our address is 43 Main Street, S.E., Suite 506, Minneapolis, Minnesota 55414, and our telephone number is (612) 331-6929.


PRINCIPAL BUSINESS

     Our operations are organized into four primary departments: acquisitions, development, sales and marketing, and finance and accounting.

     ACQUISITIONS. To locate potential quality properties for purchase, development, and sale, our acquisition department reviews plat maps for the areas served by our sales offices and identifies undeveloped tracts of land. The acquisitions department then obtains additional information regarding the property and any nearby amenities from such sources as topographical maps and reports from governmental agencies. Other due diligence activities conducted to determine the suitability of the property for purchase may include studies of local maps and development ordinances, reviews of zoning regulations, soil testing, water testing, trees and foliage typing, a study of local road access, and a consideration of potential lot layout. The acquisitions department also estimates the costs of development. If the results of these studies and estimates are favorable, an offer is made for the property in accordance with established pricing guidelines we have developed based on our past experience. Negotiations then typically commence and, if successful, a purchase agreement is entered into. Our obligations under a purchase agreement are generally conditioned upon obtaining the necessary subdivision approval from the local governmental authority. Negotiations may take as long as a year before a purchase can be concluded.

     DEVELOPMENT. After purchase negotiations are completed, our development department is responsible for obtaining regulatory approval for the planned development. This process typically involves determining the layout of lots, or platting the property, attending public hearings, and conducting on-site inspections with governmental and regulatory personnel. In most instances, our development department has been successful in obtaining the necessary regulatory and governmental approvals; however, there can be no assurance that any particular transaction will be approved and ultimately consummated. The development department also works with a title insurance company in obtaining title abstracts, ordering title insurance, and preparing other facets of the acquisition for closing. After closing, the property is physically developed using road contractors, surveyors, and company landscaping crews. Lots are platted to maximize their attractiveness, privacy, and road and water access, taking into account view corridors and the layout of trees on the lot. Roads are installed, the property is prepared to receive telephone and electrical service, trails are cut, underbrush is removed, shorelines and view corridors are cleared, and the property is otherwise prepared for marketing and sales to the public. We then assign prices to each lot based on market prices for similar properties in the area. These sales prices generally range from $25,000 - $150,000 per lot.

     SALES AND MARKETING. Our strategy is to purchase and develop high quality properties and then market the lots to residents of metropolitan areas. Most properties developed by us are within reasonable driving distances of major metropolitan areas. Our lots are targeted toward buyers who desire property with many attractive features on which to build primary and secondary homes for use as primary residences, vacation retreats, retirement residences, or investments. Generally, the purchasers of our vacation properties are individuals ranging in age from 30 to 60 years old. Our strategy for remaining competitive in this market involves building on our reputation of offering quality properties; using our own regional sales offices and personnel; offering "on-the-spot" financing for qualified purchasers; and offering properties with many appealing features, such as trails, water access, creeks, attractive views and shorelines.

     Our sales and marketing activities are conducted principally through our Four Seasons Realty/ Four Seasons Properties subsidiaries in Minnesota, Wisconsin, Michigan, Georgia, Texas and Tennessee. A principal element of our strategy and success to date has been the establishment and use of regional sales offices in general location to the developed properties. Our existing regional sales offices are located near Brainerd, Minnesota; Spooner, Minocqua, and Stevens Point, Wisconsin; Watersmeet, Michigan; Austin, Texas; and Knoxville, Tennessee. We also operate sales offices for our joint venture developments near San Antonio, Texas and near Atlanta, Georgia. We advertise in major metropolitan newspapers and other publications, television, radio and participate in home and garden, outdoors, and sports shows to attract potential customers. Sales personnel are compensated based on sales performance but are not permitted to use "hard" sales techniques or enticements to prospective purchasers (such as free products) to visit property sites. To consummate sales, we rely heavily upon the quality of our properties combined with the availability of "on-the-spot" financing for qualified buyers.

     FINANCE AND ACCOUNTING. Our finance and accounting department is responsible for maintaining records of account for each project developed by us and managing our trade receivables and payables and mortgages receivable. This department prepares management information reports, prepares and services mortgage loans extended to lot purchasers, projects cash flow and capital needs for acquisition and lending activities, and performs collection activities.

     We regularly offer financing for the purchase of our properties. Upon execution of a purchase agreement, a customer may submit an application for credit, which, combined with a credit report from a credit rating agency, is given to the sales manager for approval. Applications from customers who have experienced credit problems in the past are submitted to our credit department for ultimate approval or rejection. Approved customers execute notes secured by first mortgages on the lots purchased.


REAL ESTATE INVENTORY

     Unaudited information regarding our real estate inventory and sales is set forth below:


                                                                             MARCH 31, 2002
                                                                  -------------------------------------
                                                                                  CURRENT    PERCENTAGE
                                                     1ST QUARTER    INVENTORY    NUMBER OF    OF LOTS
        STATE           2000 SALES     2001 SALES     2002 SALES     BALANCE      PROJECTS   REMAINING
--------------------- -------------- -------------- ------------- ------------- ----------- -----------
Minnesota/Wisconsin .  $22,924,000    $27,127,000    $6,887,000    $ 6,108,317       39          38%
Tennessee ...........           --      2,870,000     1,431,000      7,941,984        2          86%
Texas ...............    3,465,000      4,378,000       624,000      3,572,132        2          42%
Georgia .............    2,449,000      1,619,000        38,000        590,817        1           9%
                       -----------    -----------    ----------    -----------       --
 Total ..............  $28,838,000    $35,994,000    $8,980,000    $18,213,250       44          56%
                       ===========    ===========    ==========    ===========       ==
JOINT VENTURES: (1)
Georgia .............  $        --    $ 1,524,000    $  321,000    $ 3,277,501        1          87%
Texas ...............      244,000      1,407,000       292,000      4,105,694        1          80%
                       -----------    -----------    ----------    -----------       --
 Total ..............  $   244,000    $ 2,931,000    $  613,000    $ 7,383,195        2          85%
                       ===========    ===========    ==========    ===========       ==

------------------
(1) We account for our joint ventures under the equity accounting method. Accordingly, the total sales and inventory of the joint ventures are not included in our sales and inventory figures.


MINNESOTA AND WISCONSIN

     Real estate inventory in Minnesota and Wisconsin (including the upper peninsula of Michigan) consists primarily of developments located near lakes and rivers, which are scattered across the northern regions of each state. The developments range in size from under 10 acres to as many as 500 acres, but typically average between 75 and 100 acres. A development's number of lots and average lot size vary depending on the type of development. Waterfront developments normally have greater lot density, with lots averaging two to three acres in size; whereas developments in more wooded areas typically have fewer lots that are much larger.

     The developments are primarily marketed as vacation retreats to customers living in and around the metropolitan areas of Minneapolis/St. Paul, Minnesota; Madison and Milwaukee, Wisconsin; and Chicago, Illinois. Due to the diversity of consumers in these markets, we strive to maintain a variety of real estate inventory ranging in size, price and location. In addition to the real estate inventory held at March 31, 2002 in these areas, we currently have 27 properties totaling $15.7 million under agreements to purchase in the next six months.


TENNESSEE

     We entered the Tennessee market in 2000 through the acquisition of properties in a popular tourist destination in the Great Smoky Mountains approximately one hour from Knoxville, Tennessee. This area is characterized by tourism, with over nine million visitors to the area annually. These properties, similar to those in Texas, are larger, more dense and include significant development. We expect that the larger of our two developments in Tennessee, referred to as The Homestead, will ultimately include nearly 650 lots when completed. We advertise the property in local brochures as a vacation retreat for travelers and currently have sold lots to customers from 17 different states.


TEXAS

     We have been developing and marketing real estate inventory in Texas since 1998 and are currently involved in two properties near the Austin, Texas metropolitan area. By contrast to the developments in the Midwest, these developments are generally larger, have greater lot density and the developments are more comprehensive, including paved roads and other community amenities. In addition to use as vacation or retirement homes, the developments are marketed to individuals looking to build primary residences because of their proximity to the Austin, Texas market.


GEORGIA

     We have been involved in this market since 1997 in various developments north of Atlanta, Georgia. Although our current development is nearly complete, we continue to be involved in property development in this market through our interest in a joint venture located approximately one hour north of Atlanta.


JOINT VENTURES

     We have entered into joint venture agreements from time to time with outside investors to acquire, develop and market properties in our existing markets. The development and operation of such joint ventures are substantially similar to our typical business. The ability to reduce our initial capital investment or to take advantage of development opportunities we would not otherwise have are typically the reason we enter into such agreements. Following are descriptions of the current joint ventures we participate in:

     LANTANA DEVELOPMENT, LLC -- In March 2000, we formed a joint venture with a real estate investor to engage in the development and marketing of a specific property located approximately 20 miles from San Antonio, Texas. The property is marketed primarily in the San Antonio, Texas metropolitan area under the name LANTANA RIDGE as a private community for primary home construction. We initially contributed $333,000 in return for a one-third interest in the limited liability company. Subsequently, we made an additional contribution to bring our total investment to $500,000. We are contingently liable for the debt of the entity, which was $3 million at March 31, 2002. This debt is secured by inventory of the joint venture totalling $4.1 million.

     THE PRESERVE, LLC -- In March 2001, we formed a joint venture with a real estate investor to engage in the development and marketing of a specific property located approximately 45 miles north of Atlanta, Georgia. The property is marketed under the name THE PRESERVE AT SHARP MOUNTAIN as a community of mountain estates primarily for retirement or vacation retreats. We initially contributed $333,000 in return for a one-third interest in the limited liability company. In April 2002, we made an additional contribution to bring our total investment to $500,000. We guarantee the debt of the entity, which was $2.1 million at March 31, 2002. This debt is secured by inventory of the joint venture totalling $3.3 million.

     LAKERIDGE COMMUNITY CENTER, LLC -- In April 2002, we entered into an agreement with a limited liability company to form a limited liability company, which will develop and market property on Sauk Lake in central Minnesota. Our initial investment in this limited liability company will be $200,000 in return for a two-thirds interest. We will also guarantee the entity's debt on a pro rata basis up to $2 million.


COMPETITION

     We operate in a highly competitive environment. We compete with other real estate development companies and real estate brokers in developing and selling our properties. In addition, and to a lesser extent, we compete with banks and other financial institutions and with several private companies and individual lenders in making mortgage loans. Our competitive factors in the market for developed lots include the ability to acquire quality inventory and the quality of the sales force, and the principal competitive factor in the mortgage loan market is the ability to offer favorable terms, including interest rates. We believe that we compete successfully in our targeted markets because of the quality of our land inventory, access to capital (which enables us to purchase large tracts at more favorable prices than smaller industry participants), our dedicated sales staff, our reputation, and our financial strength. We believe that our ability to facilitate and simplify purchases by offering competitive financing to qualified lot purchasers offers another competitive advantage.

REGULATION

     Our sales personnel, consisting primarily of those based in our sales offices, must be registered as real estate brokers and maintain such registration with the Minnesota Department of Commerce, the Wisconsin Department of Registration and Licensing and the Tennessee Real Estate Commission. No such regulation is required in Georgia or Texas. In addition, Minnesota requires registration of subdivisions containing more than 10 lots. The Minnesota Department of Commerce has granted us a waiver of the registration and instead requires us to provide notification of the sale of any subdivision containing more than 10 lots, which will be offered to Minnesota residents. No registration for subdivision is required in Wisconsin, Michigan, Georgia, Texas or Tennessee. In addition, the development of properties requires compliance with state and local zoning laws and regulations and local laws and ordinances regarding such matters as the size of lots, the construction of roads, and the amount of setback required from roads and bodies of water.

     We are subject to the Interstate Land Sales Full Disclosure Act, which requires registration with the Department of Housing and Urban Development of any project that consists of 100 or more lots. We have received a Multiple Site Subdivision Exemption from the Department of Housing and Urban Development allowing us to sell projects consisting of no more than 99 lots in any given noncontiguous site without registration.

     We are also subject to consumer protection laws, such as the Truth in Lending Act, in connection with our mortgage lending activities.


COMPANY FACILITIES

     We lease our administrative office located at 43 Main Street S.E., Suite 506, in Minneapolis, Minnesota, consisting of 3,276 square feet in an office/residential complex. The lease expires March 31, 2007.

     We also lease regional sales, acquisition and development offices at various locations in Minnesota, Wisconsin, Michigan, Georgia, Texas and Tennessee. These offices typically range from 1,000 to 2,500 square feet and are leased on terms ranging from month-to-month to five years.

     We believe that these facilities provide sufficient space to support our current activities, and that additional space will be available in the future as needed.


EMPLOYEES

     As of March 31, 2002, we had 80 full-time and 16 part-time employees. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have not experienced any work stoppages and believe employee relations are good.


LEGAL PROCEEDINGS

     In the ordinary course of our business, we become subject to claims or proceedings, from time to time, relating to the purchase, subdivision, sale and/or financing of real estate. Additionally, from time to time, we become involved in disputes with existing or former employees.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their respective ages and positions are as follows:

         NAME             AGE              POSITIONS AND OFFICES
----------------------   -----   -----------------------------------------
  Philip C. Taylor        50     President, Chairman of the Board,
                                 Secretary and Treasurer
  Joel D. Kaul            43     Vice President and Chief Operating
                                 Officer
  Stephen J. Roman        42     Executive Vice President of Four Seasons
                                 Realty of Wisconsin, Inc.
  Michael D. Warmka       30     Vice President and Controller
  W. John Driscoll        73     Director
  John H. Hooley          50     Director
  Charles J. McElroy      47     Director
  William R. Sieben       50     Director

     PHILIP C. TAYLOR is our founder, President, Chairman of the Board and majority shareholder. Mr. Taylor has been actively involved in real estate investment and development for over 25 years. Since 1979, Mr. Taylor's full-time occupation has been managing our business. Mr. Taylor graduated in 1973 from the College of St. Thomas, St. Paul, Minnesota, with a Bachelor of Arts degree in Economics. In 1978, Mr. Taylor received his Juris Doctorate degree from William Mitchell College of Law, St. Paul, Minnesota. Mr. Taylor has been our Chairman, President, Secretary, and Treasurer since our formation.


     JOEL D. KAUL is our Vice President and Chief Operating Officer. Mr. Kaul joined us in June 1995 and has over 10 years of experience in the real estate finance industry. From 1989 to 1995, Mr. Kaul served as Executive Vice President for Dain Corporation. In this capacity, Mr. Kaul directed a staff of 15 people in the management of a $300 million national real estate portfolio. Prior to joining Dain Corporation, Mr. Kaul spent four years employed as a CPA with Ernst and Young and Coopers and Lybrand. Mr. Kaul also served as the Chief Financial Officer for a Minnesota-based developer for four years. Mr. Kaul graduated cum laude in 1981 from the University of Wisconsin-LaCrosse, with a double major in finance and accounting.

     STEPHEN J. ROMAN is our Executive Vice President of Four Seasons Realty of Wisconsin. Mr. Roman joined us in 1995 as a sales agent with Four Seasons Realty of Minnesota and later he became a sales manager with Four Seasons Realty of Wisconsin. He has been General Manager and Executive Vice President of Four Seasons Realty of Wisconsin since 1998. Prior to joining us, Mr. Roman was a high school principal and teacher in Iowa from 1982 to 1995. Mr. Roman graduated in 1982 from St. John's University in Minnesota with a degree in education and received a Master of Science degree in statistics from the University of North Dakota in 1986.

     MICHAEL D. WARMKA has been our Assistant Vice President and Controller since 2001. Prior to joining us, Mr. Warmka was an audit and assurance manager and CPA with Deloitte & Touche LLP, an international professional services firm, where he worked for seven years. Mr. Warmka graduated in 1994 from Creighton University, Omaha, Nebraska with a Bachelor of Science in Business Administration majoring in accounting and finance.

     W. JOHN DRISCOLL has served as a director since 1986. Mr. Driscoll is affiliated with Rock Island Company, a private investment firm where he served as Chairman of the Board from May 1993 to June 1994 and as President prior to May 1993. Mr. Driscoll also serves as a member of the board of directors of John Nuveen & Co.

     JOHN H. HOOLEY has served as a director since 1986. Mr. Hooley is Executive Vice President/President of SuperValu, Inc. and has served in various positions with SuperValu since 1974. He received a Bachelor of Arts degree in economics in 1974 from St. John's University, Collegeville, Minnesota. In 1980, he received his Juris Doctorate degree from William Mitchell College of Law, St. Paul, Minnesota.

     CHARLES J. MCELROY has served as a director since 1986. Mr. McElroy is a principal in the regional accounting firm of Larson, Allen, Weishair & Company. He received his Bachelor of Arts degree in accounting from the College of St. Thomas, St. Paul, Minnesota, in 1976. Mr. McElroy is Mr. Taylor's brother-in-law.

     WILLIAM R. SIEBEN has served as a director since 1986. Mr. Sieben is a partner in the law firm of Schwebel, Goetz & Sieben, P.A., of Minneapolis, Minnesota. He received his Bachelor of Arts in 1973 from St. Cloud State University and a Juris Doctorate degree from William Mitchell College of Law in 1977. He is a past President of the Minnesota Trial Lawyers Association and has written several legal publications.

     All members of the Board of Directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified. We pay each director an annual fee of $7,500, plus reimbursement of out-of-pocket expenses.


EXECUTIVE COMPENSATION

     The following table sets forth the compensation we paid or accrued during the years ended December 31, 2001, 2000 and 1999 to our President (Chief Executive Officer) and all of our officers whose total annual salary and bonus for 2001 exceeded $100,000:


                           SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION
                                                       ---------------------------------------------------
                                                                                             OTHER ANNUAL
NAME AND PRINCIPAL POSITION                             YEAR       SALARY      BONUS(1)      COMPENSATION
----------------------------------------------------   ------   -----------   ----------   ---------------
Philip C. Taylor, President ........................   2001      $150,000      $280,395       $  4,500(2)
                                                       2000       150,000       272,000          4,500(2)
                                                       1999       150,000       220,853          4,500(2)
Joel D. Kaul, Vice President .......................   2001       100,000       346,775             --
                                                       2000       100,000       240,219             --
                                                       1999       100,000       274,506             --
Stephen J. Roman, Executive Vice President .........   2001        85,000       240,752             --
 Four Seasons Realty of Wisconsin                      2000        85,000       225,734             --
                                                       1999        85,000        75,232             --

------------------
(1) The amount of Messrs. Taylor's, Kaul's and Roman's bonus is approved by the Board of Directors and is related to our profitability.

(2) Annual fee paid to Mr. Taylor for serving as a member of our Board of Directors.

                        SECURITY OWNERSHIP BY MANAGEMENT


     The following table sets forth as of May 1, 2002, the number of shares of our common stock beneficially owned by (i) each of our directors, (ii) each of our executive officers, (iii) each person known by us to beneficially own more than five percent of the outstanding shares of our common stock, and (iv) all executive officers and directors as a group. Unless otherwise indicated, each person has sole voting and dispositive power over such shares.

                                                          NUMBER OF SHARES
NAME AND ADDRESS OF                                         BENEFICIALLY      PERCENT OF
BENEFICIAL OWNER                                              OWNED(1)         CLASS(2)
------------------------------------------------------   -----------------   -----------
       Philip C. Taylor ..............................        387,804(3)         80.1%
       43 Main Street S.E., Suite 506
       Minneapolis, Minnesota 55414
       Charles J. McElroy ............................        120,000(4)         24.8
       Pillsbury Center
       220 South Sixth Street
       Suite 1000
       Minneapolis, Minnesota 55402
       Joel D. Kaul ..................................          7,541             1.6
       43 Main Street S.E., Suite 506
       Minneapolis, Minnesota 55414
       Stephen J. Roman ..............................              *               *
       43 Main Street S.E., Suite 506
       Minneapolis, Minnesota 55414
       Michael D. Warmka .............................              *               *
       43 Main Street S.E., Suite 506
       Minneapolis, Minnesota 55414
       John H. Hooley ................................          5,740             1.2
       4623 McDonald Drive Overlook
       Stillwater, Minnesota 55082
       William R. Sieben .............................          5,740             1.2
       1201 Southview Drive
       Hastings, Minnesota 55033
       W. John Driscoll ..............................              *(5)            *
       2090 First National Bank Building
       St. Paul, Minnesota 55101
       All executive officers and directors as a group
       (8 persons) ...................................        406,825            84.0

------------------
 * Represents beneficial ownership of less than 1% of our outstanding common stock.

(1) Unless otherwise indicated, each person has sole voting and dispositive power with respect to all outstanding shares reported in the foregoing table.

(2) Based on 484,129 shares of common stock outstanding at May 1, 2002.

(3) Includes 132,573 shares owned by Mr. Taylor's wife, 120,000 shares held in trust for his children. The 120,000 shares held in trust for Mr. Taylor's children have also been included in the number of shares shown for Mr. McElroy, the trustee.

(4) Includes 120,000 shares held by Mr. McElroy as trustee of trusts for the benefit of Mr. Taylor's children that have also been included in the number of shares shown for Mr. Taylor.

(5) Does not include 35,700 shares held in a trust for which Mr. Driscoll is the trustee or 7,140 shares held by Mr. Driscoll as trustee as to which Mr. Driscoll disclaims beneficial ownership.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 17, 2002, we borrowed $300,000 from Mr. Philip Taylor. This loan was repaid in full on April 1, 2002, including $4,866 in accrued interest.

     We are a party to a buy-sell agreement with a Mr. Kaul that obligates us, under certain crcumstances, to repurchase shares of our common stock owned by him at a price equal to 125% of the then current book value.

     Our employees have from time to time purchased vacation property from us for their personal use. In connection with such purchases, we have provided these employees mortgage financing on the same or similar terms we make available to unaffiliated customers in the ordinary course of our business. In the opinion of management, the terms of such sales and financing are no more favorable to the employees than those generally made available to our customers.

     Under the terms of our existing subordinated debt and the Notes, neither we nor any of our subsidiaries may conduct any business or enter into any transaction or series of transactions with or for the benefit of any affiliate, or any holder of 5% or more of any class of our capital stock, except in good faith and on terms that are, in the aggregate, no less favorable to us than those that we could have obtained in a comparable arm's length transaction.


                              DESCRIPTION OF NOTES

     We will issue the Notes under an indenture, dated as of     , 2002, between
us and U.S. Bank National Association, as trustee. The form of the indenture was filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summarizes some, but not all, provisions of the Notes and the indenture. We urge you to read the indenture and the form of certificate evidencing the Notes in their entirety because they, and not this description, define your rights as a holder of the Notes.

GENERAL

     The Notes to be issued under the indenture will be limited to $6,000,000 aggregate principal amount. The Notes will be unsecured obligations and will be subordinate in right of payment to all existing and future senior debt. The Notes will mature on September 30, 2010, unless earlier redeemed by us at our option or purchased by us at your option on a change of control or upon death.

     The interest rate will be set at the initial closing to the greater of 8% or prime plus 3%, not to exceed 14%. Thereafter, the interest rate will reset quarterly, commencing September 30, 2002, to the greater of 8% or prime plus 3%, not to exceed 14%. Interest will be paid quarterly on the last day of each calendar quarter commencing on September 30, 2002. The record dates for the payment of interest will be on the fifteenth day of the month of each quarterly interest payment. Principal and interest will be payable at the office or agency to be maintained by us in Minneapolis or St. Paul, Minnesota (initially in St. Paul, the principal office of the Trustee).

     We will issue the Notes only in fully registered, book-entry form, without coupons, in denominations of $5,000 each or $1,000 increments thereafter. We will not assess a service charge for any transfer or exchange of the Notes, but we may require payment of a sum sufficient to cover the tax or governmental charge payable in connection therewith.

REGISTRATION, TRANSFER AND EXCHANGE

     BOOK-ENTRY NOTES. The Notes will be originally issued in the form of a global Note that will be deposited with The Depository Trust Company, New York, New York ("DTC"), as depositary. This means that, unless requested, we will not generally issue certificates to each holder. One global Note will be issued at closing to DTC who will keep a computerized record of its participants (for example, a broker) whose clients have purchased the Notes. The participant will then keep a record of its clients who purchased the Notes. Unless it is exchanged in whole or in part for certificated Notes, as set forth below, the global Note may not be transferred; except that DTC, its nominees, and their successors may transfer a global Note as a whole to one another.

     Beneficial interests in the global Note will be shown on, and transfers of the global Note will be made only through, records maintained by DTC and its participants and may be completed by contacting the trustee.

     DTC, or its nominee, will be the registered owner or holder of the global Note. We will wire principal and interest payments to DTC, or its nominee. We and the trustee will treat DTC, or its nominee, as the owner of the global Note for all purposes. We and the trustee will have no direct responsibility if DTC, or its nominee, fails to distribute those payments to owners of beneficial interests in the global Note. It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global Note as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with Notes on a record date by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global Note, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, those payments will be the responsibility of the participants and not of DTC, the trustee or us.

     CERTIFICATED NOTES. If we issue certificated Notes, they will be registered in the name of the holder of the Note. The Notes represented by the global Note may be presented for registration, transfer or exchange, pursuant to administrative procedures in the indenture, without the payment of any service charge (other than any tax or other governmental charge) by contacting the trustee. Principal of and interest and any premium on certificated Notes will be paid, at our option, by check mailed to the persons in whose names the Notes are registered on days specified in the prospectus. We are not required to register the transfer or exchange of any Notes that have been previously surrendered for repurchase or redemption.

     Notes represented by the global Note may be exchanged for certificated Notes with the same terms in authorized denominations only if:

   o  Requested in writing by the Managing Agent to the trustee;

   o DTC notifies us that it is unwilling or unable to continue as depositary and we have not appointed a successor depositary within 90 days;

   o  DTC ceases to be a clearing agency registered under applicable law; or

   o We determine not to have the Notes be represented by a global Note and notify the trustee of our decision.

   ABOUT DTC. DTC has provided us the following information:

   o DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of
      Section 17A of the Securities Exchange Act of 1934.

   o DTC holds securities that its participants deposit with DTC and records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   o DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

   o DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.


INTEREST

     The interest rate will be set at the initial closing to the greater of 8% or prime plus 3%, not to exceed 14%. Thereafter, the interest rate will reset quarterly, commencing September 30, 2002, to the greater of 8% or prime plus 3%, not to exceed 14%. We will pay the first interest payment on September 30, 2002, and quarterly after that date on the last day of December, March, June and September. We will also pay all accrued interest upon maturity, redemption or repurchase of the Notes. Interest will be payable to DTC, or its nominee, for so long as the Notes are represented by a global Note or, if any Notes have been exchanged for certificated Notes, then to the person in whose name the Note is registered at the close of business on the fifteenth day of the calendar month in which such interest payment is due. If any date on which an interest payment is due falls on a day that is not a business day, we will make the payment on the next business day and we will not pay any additional interest. Whenever interest is paid, the payment will include interest accrued to, but excluding, the interest payment date or the date of redemption, repurchase or maturity. We will compute interest on the Notes on the basis of a 360-day year comprised of twelve 30-day months.


MANDATORY SINKING FUND REDEMPTION

     The Notes will be subject to mandatory redemption on a pro rata basis prior to maturity in part and by lot in such manner as the trustee may determine through the operation of mandatory sinking fund payments. The sinking fund payments will be equal to twenty percent (20%) of the total original principal amount of Notes at a redemption price equal to the principal amount so to be redeemed, plus accrued interest to the redemption date, in accordance with the following schedules:

                                PRINCIPAL AMOUNT
(SEPTEMBER 30)         ----------------------------
REDEMPTION DATE         MINIMUM(1)      MAXIMUM(1)
--------------------   ------------   -------------
  2006 .............     $300,000      $1,200,000
  2007 .............     $300,000      $1,200,000
  2008 .............     $300,000      $1,200,000
  2009 .............     $300,000      $1,200,000

------------------
(1) Assumes that the minimum ($1,500,000) and maximum ($6,000,000) principal amount of Notes are sold. There is no assurance that any particular amount of Notes will be sold in this offering.


LIMITED RIGHT OF REDEMPTION AT OPTION OF MANAGING AGENT

     After September 30, 2003, the Managing Agent on behalf of the Noteholders will have the right to require us to repurchase up to $500,000 of Notes annually, at a price in cash equal to the principal amount of the Notes to be repurchased, together with interest accrued to the repurchase date. The Managing Agent must notify the trustee in writing of its desire to exercise this repurchase option and the principal amount of the Notes to be repurchased. Within 30 days of the receipt by us or the trustee of this notice we must repurchase the Notes together with interest accrued to the repurchase date. If we have repurchased in excess of $1.0 million of principal amount of the Notes from the Managing Agent, we will no longer pay the Managing Agent an annual remarketing fee. See "The Offering."

     This repurchase right is non-cumulative. Moreover, Notes purchased pursuant to this right will be applied and credited toward our required sinking fund payments. In addition, any open market purchases of Notes by us will be applied and credited toward our required sinking fund payments and against the amount of Notes to be purchased pursuant to this limited right of redemption at the option of the Managing Agent.

REDEMPTION AT OPTION OF COMPANY

     After September 30, 2005, we may redeem the Notes in whole or in part on any quarterly interest payment date. The redemption price for the Notes will be equal to the declining redemption prices set forth below, plus accrued interest during the twelve month periods beginning September 30 of each of the following years:

                                                   REDEMPTION
                MATURITY                            PRICE
                ------------------------------   -----------
                  September 30, 2005 .........      103%
                  September 30, 2006 .........      102%
                  September 30, 2007 .........      101%
                  September 30, 2008 .........       Par
                  September 30, 2009 .........       Par

     If we elect to redeem less than all of the Notes, the Notes will be redeemed on a pro rata basis. If the pro rata redemption of the Notes would leave any Noteholder with less than $1,000 of outstanding principal amount of Notes then all of the Notes held by the holder must be redeemed.


REDEMPTION AT OPTION OF HOLDER UPON A CHANGE OF CONTROL

     Upon the occurrence of a change of control, you will have the right, at your option, to require us to redeem all or a portion of your Notes, at a price in cash equal to 101% of the principal amount of Notes to be repurchased, together with interest accrued to the repurchase date.

     Within at least 30 days prior to the occurrence of a change of control, we are obligated to give to all holders of the Notes notice of the occurrence of the change of control and of the repurchase right arising as a result thereof. To exercise the repurchase right, a holder of Notes must deliver on or before the day prior to the repurchase date written notice to the trustee of the holder's exercise of this redemption right.

     Under the indenture a change of control includes any event or series of events by which (i) we sell, convey, transfer or lease, directly or indirectly, 35% or more of certain of our assets; (ii) Philip Taylor, his spouse and children cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities representing at least 51% of the combined voting power of our voting stock; (iii) during any period of 24 consecutive months, individuals who at the beginning of the period constituted our Board of Directors, together with certain replacement directors, cease for any reason to constitute a majority of the directors then in office; or (iv) any of our subsidiaries cease to be a consolidated subsidiary of ours, unless such subsidiary is merged into us. There is no assurance that we will be able to fund this repurchase obligation if a change of control occurs.


LIMITED RIGHT OF REDEMPTION UPON DEATH

     In the event of the death of any holder, we will repay on request by a duly authorized representative the Notes beneficially owned by the deceased Noteholder, up to $20,000 principal amount if (a) the Notes have been registered in the Noteholder's name since issued or for a period of at least six months prior to the date of the Noteholder's death, whichever is less, (b) either we or the trustee has been notified in writing of the request for repayment within 180 days after death, (c) we have not redeemed more than $100,000 principal amount of Notes within the preceding 12-month period and (d) we are not in default under the Notes or under the senior debt. The Notes for which repayment is made will be repaid at the principal amount thereof, together with interest accrued to the repayment date, within 30 days following receipt by us or the trustee of the following: (i) a written request for repayment signed by a duly authorized representative of the Noteholder, which shall indicate the name of the deceased Noteholder, the date of his death, and the principal amount of the Notes to be repaid, (ii) the certificates representing the Notes to be repaid if a certificated Note has been issued, and (iii) evidence satisfactory to the trustee and us of the death of such deceased holder and of the authority of the representative to the extent required by the trustee. The request for repayment may be withdrawn by the deceased Noteholder's authorized representative at any time prior to issuance of the repayment check by us. Authorized representatives of a Noteholder shall include executors, administrators, or other legal representatives of an estate, trustee of a trust, joint owners of Notes owned in joint tenancy or in tenancy by the entirety, custodians, conservators, guardians, attorneys-in-fact and other persons generally recognized as having legal authority to act on behalf of another.

     For purposes of exercising this right of repayment, the death of a tenant by the entirety, joint tenant, or tenant in common (but only to the extent of such holder's interest) will be deemed the death of the Noteholder. The death of a person who during his lifetime, was entitled to substantially all of the beneficial interest or ownership of a Note will be deemed the death of the Noteholder, regardless of the registered holder, if such beneficial interest can be established to the satisfaction of the trustee. Such beneficial interest will be deemed to exist in typical cases of street name or nominee ownership (including ownership of an individual retirement account or other similar account), ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife, and trust interest in a Note during his or her lifetime. Beneficial interests shall include the power to sell, transfer, or otherwise dispose of a Note and the right to receive the proceeds therefrom, as well as interest and principal payments with respect thereto.


SUBORDINATION OF NOTES

     Upon our liquidation or reorganization, the Notes will be senior in right of payment to any subordinated debt that may be issued in the future by us or payments with respect to our common stock and any preferred stock or other class of capital stock that we may authorize and issue. As of March 31, 2002, we had no subordinated debt. Our rights and our creditors' rights to participate in the assets of any subsidiary upon liquidation or reorganization of a subsidiary (as a result of our ownership of such subsidiary) are subject to the prior claims of the subsidiary's creditors except to the extent we may ourselves be a creditor with recognized claims against the subsidiary.

     The Notes will be subordinated and junior in right of payment to our senior debt to the extent set forth in the indenture. During the continuance of any default in payment of our senior debt, no payment may be made by us on or in respect of the Notes. In the event of our dissolution, winding-up, liquidation, or reorganization (whether in bankruptcy, insolvency, or receivership proceedings or upon an assignment for the benefit of creditors or otherwise), the holders of senior debt then outstanding will be entitled to receive payment in full of all such senior debt before the holders of the Notes are entitled to receive any payment on account of the principal of, premium, if any, or interest on the Notes. The subordination of the Notes to senior debt will not prevent the occurrence of an event of default.


DEFINITIONS OF SENIOR DEBT, PARITY DEBT, AND SUBORDINATED DEBT

     "Senior debt" means the principal of, premium (if any) and interest on any and all of our indebtedness (other than the Notes, parity debt and subordinated debt) incurred in connection with the borrowing of money from or guaranteed to banks, trust companies, insurance companies and other financial institutions, including all indebtedness to such institutions and seller-financed land acquisitions to the extent secured by our real estate and/or assets, evidenced by bonds, debentures, mortgages, notes or other securities or other instruments, created, incurred, assumed or guaranteed by us before, at or after the date of execution of the indenture, and all renewals, extensions and refundings thereof, unless in the instrument creating or evidencing any such indebtedness or pursuant to which such indebtedness is outstanding, it is provided that such indebtedness, or such renewal, extension or refunding thereof, is junior or is not superior in right of payment to the Notes. As of March 31, 2002, we had approximately $22.6 million of senior debt outstanding, which included contingent joint venture obligations of $5.1 million. The indenture contains no express limitation on the amount of senior debt.

     "Parity debt" means any and all of our indebtedness created, incurred, assumed, or guaranteed by us, at, or after the date of execution of the indenture which (a) matures by its terms, or is renewable at our option to a date, more than one year after the date of the original creation, incurrence, assumption, or guaranty of such indebtedness by us, (b) constitutes an account or trade payable, (c) contains covenants, conditions and restrictions on us which are consistent with and do not violate any of the covenants, conditions and restrictions contained in the indenture, or (d) is neither senior debt nor subordinated debt. Parity debt includes our outstanding senior subordinated debentures and our senior subordinated notes issued in 1994 and 1995. As of March 31, 2002, we had approximately $2.1 million of parity debt outstanding.

     "Subordinated debt" means any and all of our indebtedness (but not of any subsidiary) created, incurred, assumed, or guaranteed by us before, at, or after the date of execution of the indenture which, by the terms of the instrument (or any supplemental instrument) creating or evidencing such indebtedness or pursuant to which such indebtedness is outstanding, (a) it is provided that such indebtedness, or any renewal, extension, or refunding thereof, is expressly subordinate and junior in right of payment to the Notes (whether or not subordinated to any other of our indebtedness) or (b) it is not, by its terms, senior debt or parity debt. Subordinated debt also includes any indebtedness by us to an affiliate and any indebtedness incurred by us under any agreement to redeem or repurchase any of our securities. The indenture contains no limitation on the amount of subordinated debt.


CERTAIN COVENANTS

     NET WORTH. The indenture requires that our consolidated tangible net worth is, at all times during the term of the Notes, not less than $8,000,000 plus 25% of positive consolidated net income earned after December 31, 2002 for any year that we elect to be taxed as an S corporation or 50% of positive consolidated net income earned after December 31, 2002 for any year that we elected to be taxed as a C corporation.

     LIMITATION ON ADDITIONAL INDEBTEDNESS. The indenture provides that we shall not, and will not permit any subsidiary to, incur indebtedness, except for (1) indebtedness under the Notes and the indenture; (2) indebtedness not otherwise referred to in the limitation provisions which is outstanding on the original issue date of the Notes; (3) indebtedness that immediately after giving pro forma effect to the incurrence thereof (a) does not cause the ratio of indebtedness to consolidated tangible net worth to exceed 4:1; (b) does not cause the ratio of the sum of (i) notes outstanding plus (ii) all parity debt to consolidated tangible net worth to exceed 1:1; (c) does not cause the ratio of cash and cash equivalents plus inventory plus contracts and mortgages receivable to senior debt to be less than 1.5:1; and (d) does not cause the ratio of consolidated EBITDA to consolidated interest expense plus the amount of principal payments on indebtedness not secured by land or contracts and mortgages receivable for the immediately preceding four full fiscal quarters or four times the most recent fiscal quarter for which financial statements are available, whichever is greater, to be less than 1.5:1; and (4) any deferrals, renewals, extensions or modifications to indebtedness incurred under clause (3) above under certain conditions. For purposes of these covenants, consolidated EBITDA means the sum of (i) our income on a consolidated basis, determined in accordance with generally accepted accounting principles ("GAAP") before provision for our United States Federal, state and foreign income taxes paid or accrued in accordance with GAAP and increased by depreciation and amortization, and (ii) consolidated interest expense.

     LIMITATIONS ON RESTRICTED PAYMENTS. Under the terms of the indenture, we are prohibited from making any restricted payment if

       (1) at the time of such action an event of default shall have occurred and be continuing or with the lapse of time will occur, after giving effect to such restricted payment; or

       (2) at the time, upon giving effect to such restricted payment, we could not incur at least $1.00 of additional indebtedness pursuant to our financial covenants in the indenture; or

       (3) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made from the date of the indenture, through and including the date of such Restricted Payment exceeds 50% of the audited consolidated net income accumulated subsequent to December 31, 2002 as determined in accordance with our audited financial statements as of the end of each fiscal year.

     "Restricted Payment" means (a) the declaration or payment of any dividend or any other distribution on our or any of our subsidiaries capital stock or any payment made to the direct or indirect holders

(in their capacities as such) of our or any of our subsidiaries capital stock (other than (i) up to 25% of gross proceeds of the offering distributed to shareholders; (ii) reasonable distributions payable to cover the anticipated tax liability to be incurred by our shareholders as a result of the pass through of our income to our shareholders due to our S corporation election; (iii) dividends or distributions payable solely in capital stock or in options, warrants or other rights to purchase capital stock, and (iv) in the case of our subsidiary, dividends or distributions payable to us or to our subsidiary), (b) the purchase, redemption or other acquisition or retirement for value of our or any of our subsidiaries capital stock or (c) payments to, investments in, or transfers of any value to any Restricted Subsidiary. If a Restricted Payment is made in other than cash, the value of any such payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Resolution to be filed with the trustee. For purposes of the definition, "Restricted Payment" does not include (a) payments made in the form of our common stock, (b) mandatory repurchase obligations by us with respect to shares issued by any employee stock ownership plan adopted by us or shares redeemed from Joel Kaul pursuant to our buy-sell agreement with him, or (c) purchases of common stock of one of our wholly-owned subsidiaries that is not a Restricted Subsidiary. "Restricted Subsidiary" means a subsidiary whose ability to make certain distributions to us is restricted pursuant to the terms of the indenture.

     RESTRICTIONS ON MERGER AND SALES OR ACQUISITION OF ASSETS. Under the terms of the indenture, we may not consolidate with, merge into, transfer or lease assets as, or substantially as, an entirety to, another corporation unless such other corporation assumes our obligations under the Notes and the indenture and unless the resulting consolidated entity satisfies the consolidated tangible net worth covenant contained in the indenture.

     If the consolidated tangible net worth of the entity resulting from any merger, reorganization or other acquisition will meet the standards contained in the indenture (as evidenced by an officer's certificate and opinion of counsel), we will have no obligation to seek the consent of the Noteholders prior to consummating the transaction, regardless of the size of the transaction or the debt incurred by us in connection with the transaction unless the transaction would result in a change of control.

     TRANSACTIONS WITH AFFILIATES. Under the terms of the indenture, and subsequent to the date thereof, we may not, and may not permit any subsidiary to, engage in transactions with any affiliate of us unless such transaction, or, in the case of a course of related or similar transactions, such transactions, is or are upon terms that are, in the aggregate, no less favorable to us or such subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a person not an affiliate of us.


EVENTS OF DEFAULT

     The indenture defines the following as events of default:

      o our failure to pay interest when due and the continuance of such default for ten days after becoming due;

      o  our failure to pay principal (or premium, if any) when due;

      o our failure to make any sinking fund or redemption payment due under the indenture;

      o breach by us of certain financial covenants and the continuance of such breach for a period of 15 days after the due date for filing the quarterly information required under the indenture for reporting such breach;

      o our failure to perform any other covenants for 30 days after written notice specifying the default and requiring us to remedy such default;

      o  certain events of bankruptcy, insolvency, or reorganization;

      o if any event of default, as defined, shall result in an indebtedness in excess of $250,000 becoming due prior to the date on which it would otherwise become due and such acceleration shall not be rescinded or annulled or discharged within a period of 30 days after such indebtedness has been accelerated except for defaults in purchase money obligations that we are in good faith and in the exercise of our reasonably prudent business judgment contesting or a default in a contractual obligation, not otherwise constituting indebtedness, if we are in good faith contesting the obligation and have posted a bond sufficient to pay such obligation; and

      o the rendering of a final judgment, decree or order in excess of $100,000 and the continuance thereof unsatisfied for any period of 30 days after the right to appeal all such judgments has expired or otherwise terminated.

     The indenture provides that the trustee shall, within 60 days after the occurrence of a default, give the holders written notice of all uncured defaults known to it. The term "default" means the above specified events without grace periods; provided that except in the case of default in the payment of principal of (or premium, if any) or interest on any of the Notes, the trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Noteholder.

     If an event of default shall occur and be continuing, the trustee in its discretion may, and at the written request of the holders of 25% in aggregate principal amount of outstanding Notes and upon being offered reasonable indemnity from the holders, shall proceed and enforce its rights and the rights of Noteholders. If an event of default shall happen and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of outstanding Notes may accelerate the maturity of all such outstanding Notes. After declaration of acceleration, holders of 25% or more in principal amount of outstanding Notes may institute judicial proceedings with respect to such event of default. The holders of at least a majority in aggregate principal amount of outstanding Notes may waive an event of default resulting in acceleration, and annul the acceleration, of such Notes, but only if all the events of default have been remedied and all payments (other than those due as a result of acceleration) have been made. The holders of at least a majority in aggregate principal amount of outstanding Notes may waive any past defaults under the indenture, except for default in the payment of principal (or premium, if any) or interest or certain covenants as provided in the indenture.

     We must furnish the trustee annually a statement of certain of our officers as to their knowledge of defaults.


MODIFICATION, WAIVER AND SATISFACTION OF INDENTURE

     With certain exceptions that permit modifications of the indenture by us and the trustee only, the indenture, our rights and obligations and the rights of Noteholders may be modified by us with the consent of holders of not less than 662|M/3% in aggregate principal amount of outstanding Notes affected thereby; provided that we may make no such modification without the consent of the holder of each Note affected thereby if such modification would (1) change the stated maturity date of the principal of (or premium, if any) any such Note,
(2) reduce the principal of (or premium, if any) or interest on any such Note,
(3) change the occurrence in which, or place of payment where, principal of (or premium, if any) or interest on any such Note is payable, (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Note, (5) reduce the above-stated percentage of holders of outstanding Notes necessary to modify the indenture, (6) modify the foregoing requirements or reduce the percentage of any Notes necessary to waive any past default, (7) impair the right to request payment of any such Note upon events described under "Description of Notes -- Limited Right of Redemption upon Death" above, or (8) subordinate the repayment of the Notes to the repayment of our indebtedness other than senior debt. No supplemental indenture shall affect adversely the rights of the holders of senior debt without the consent of such holders.

     The holders of at least 66 2|M/3% in aggregate principal amount of outstanding Notes may waive our compliance with certain restrictive provisions of the indenture.

     Upon cancellation of all of the Notes or, with certain limitations, upon our deposit with the trustee of funds sufficient therefor, we may satisfy and discharge the indenture.


KEY PERSON INSURANCE

     The indenture requires that we obtain and maintain a life insurance policy insuring the life of Philip C. Taylor in the amount of $2 million for the benefit of the Noteholders. In the event of the death of Mr. Taylor, the proceeds of the policy will be held by the trustee and will be distributed by the trustee to the Noteholders on a pro rata basis. Upon payment in full of the principal of, premium, if any, and interest on all of the Notes, the trustee will distribute the insurance proceeds to us. We have agreed to increase the amount of the life insurance policy insuring the life of Philip
C. Taylor to $3 million upon repayment in full of the 1995 Senior Subordinated Debentures.


GOVERNING LAW

     The indenture and Notes will be governed by the laws of the State of Minnesota.


CONCERNING THE TRUSTEE

     U.S. Bank National Association has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our subsidiaries and affiliates with the same rights as if it were not trustee. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the Notes, the trustee must eliminate such conflict or resign.


                      DESCRIPTION OF OUTSTANDING SECURITIES

COMMON STOCK

     Our authorized capital stock consists of 10,000,000 shares of common stock, $.01 par value, of which 484,129 shares were outstanding and held of record by 20 shareholders as of May 1, 2002. Holders of common stock have no preemptive or other rights to acquire any of our stock or other securities. Cumulative voting for directors is not permitted. Holders of common stock are entitled to one vote per share on matters submitted to a vote of shareholders. All shares of common stock presently outstanding are fully paid and nonassessable. The payment of dividends, if any, in the future is subject to the discretion of the Board of Directors and will depend on our earnings, financial condition, capital requirements, and other relevant factors. The Board of Directors is authorized to issue additional shares of common stock, but not to exceed the amount authorized by our articles of incorporation, and to issue options and warrants for the purchase of such shares.


DEBT SECURITIES

     In April 1994, we commenced an offer and sale of $1,000,000 principal amount of Senior Subordinated Notes, Series 1994 ("1994 Notes"). The offering was terminated effective November 18, 1994, at which time all such Notes had been sold. The 1994 Notes are unsecured, bear interest at an average rate of 9.64% per annum, mature at dates ranging from April 1, 1998 through October 1, 2003, and in terms of seniority, are PARI PASSU with the Notes.

     We issued an additional $3,000,000 of senior subordinated debt in a registered public offering in January 1995 ("1995 Debentures"). The 1995 Debentures bear interest at 11% to 12% and are unsecured. The 1995 Debentures also contain certain restrictive covenants, including the maintenance of minimum net worth, limitation of dividend payments, maximum debt to equity ratio, and other financial ratios. We were in compliance with these financial covenants at March 31, 2002, December 31, 2001 and 2000. The 1995 Debentures, in terms of seniority, are PARI PASSU with the Notes.

     At March 31, 2002, principal maturities of the 1994 Notes and the 1995 Debentures are as follows:

                   YEARS ENDING
                   DECEMBER 31             AMOUNT
                   -----------------   -------------
                     2002 ..........    $  127,000
                     2003 ..........       760,000
                     2004 ..........       595,000
                     2005 ..........       590,000
                                        ----------
                     Total .........    $2,072,000
                                        ==========

INDEMNIFICATION AND WAIVER OF DIRECTOR LIABILITY

     The Minnesota Business Corporation Act provides that our officers and directors have the right to indemnification from us for liability arising out of certain actions. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to our directors, officers, or control persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


MINNESOTA ANTI-TAKEOVER LAW

     We are subject to the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless the control share acquisition is approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, cause the acquiring person to have voting power in the election of directors to exceed any one of the following thresholds of ownership: 20%, 33-1/3% or 50%. In general, Section 302A.673 prohibits a publicly-held Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock.


                                  THE OFFERING

     Dougherty & Company LLC (the "Managing Agent") has entered into an Agency Agreement with us pursuant to which the Managing Agent, subject to certain terms and conditions, has been appointed and will act as the exclusive Managing Agent for the Notes for a period of six months from the commencement of this offering. The offering will terminate six months from the date of this Prospectus. The Managing Agent has the option to extend its exclusive appointment as Managing Agent for an additional 45 days after the expiration of the initial six-month period.

     The Agency Agreement provides that the Managing Agent will offer the Notes on a "reasonable efforts, minimum/maximum" basis. No closing will be held unless the minimum principal amount of Notes, $1,500,000, is sold. The Managing Agent initially proposes to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus and to certain selected dealers at such price less a concession of not more than 3% of the principal amount of the Notes. The Price to Public, interest rate, concession, and other sales terms may change during the offering period. See the cover page of this Prospectus for information regarding adjustments to the interest rate.

     In addition to the agency commission equal to 6% of the aggregate principal amount of Notes sold, we have agreed to pay certain costs, fees and accountable expenses of the Managing Agent, estimated at $70,000, including the fees and expenses of counsel to the Managing Agent. Furthermore, we have agreed to pay the Managing Agent an annual remarketing fee of 0.5% of the principal amount of Notes outstanding. This fee is payable quarterly. In any fiscal year that our net income (calculated in accordance with generally accepted accounting principles and before shareholder tax distributions) is less than $500,000, the remarketing fee will be increased to 1.0% per annum. Said fee will remain at 1.0% per annum until net income exceeds $500,000. However, in the event that we have been required to repurchase Notes in excess of $1,000,000, then such remarketing fee will be waived.

     We have agreed to indemnify the Managing Agent and any subagents against, and to provide contribution with respect to, certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

     Subject to the foregoing, the Notes will be offered by the Managing Agent when, as, and if issued by us subject to the Managing Agent's right to reject orders in whole or in part, the approval by counsel of certain legal matters and certain other conditions. Proceeds of the sale of Notes pending at each closing will be held in an escrow account with M&I Marshall & Ilsley Bank, Minneapolis, Minnesota. If the minimum principal amount of Notes is not sold prior to expiration of the offering, the sales proceeds involved will be promptly remitted to the purchasers, with interest.

     The obligations of the Managing Agent to act as the selling agent in connection with the sale of the Notes contemplated by this Prospectus and to accept delivery of the Notes against payment therefor, are subject to certain typical conditions within our control contained in the Agency Agreement, including (i) accuracy of the representations and warranties contained in the Agency Agreement; (ii) the performance by us of our obligations thereunder;
(iii) the delivery by us of certain certificates; and (iv) the delivery to the Managing Agent of an opinion of our counsel. The form of the Agency Agreement was filed as an exhibit to the Registration Statement of which this Prospectus is a part.


                                  LEGAL MATTERS

     The validity of the Notes being offered hereby will be passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota. Leonard, Street and Deinard Professional Association, Minneapolis, Minnesota, has acted as counsel for the Managing Agent in connection with certain legal matters relating to the Notes offered hereby.


                                     EXPERTS

     Our consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Prospectus and incorporated in this Prospectus by reference from the company's Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     This Prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and current reports with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 15(d) of the Exchange Act (Commission File No. 33-87024C):

     Annual Report on Form 10-K for the year ended December 31, 2001.

     Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

     You may request a copy of these filings, at no cost, by writing or telephoning our Controller at the following address:

     Taylor Investment Corporation
     43 Main Street S.E.
     Suite 506
     Minneapolis, MN 55414
     (612) 331-6929

                          INDEX TO FINANCIAL STATEMENTS




                                                                            PAGE
                                                                            ----

Independent Auditors' Report ..............................................  F-2
Consolidated Balance Sheets
    December 31, 2000 and 2001 and March 31, 2002 (unaudited) .............  F-3
Consolidated Statements of Income
    For the Years Ended December 31, 1999, 2000 and 2001 and
    for the Three Months Ended March 31, 2001 and 2002 (unaudited) ........  F-4
Consolidated Statements of Stockholders' Equity
    For the Years Ended December 31, 1999, 2000 and 2001 and
    for the Three Months Ended March 31, 2002 (unaudited) .................  F-5
Consolidated Statements of Cash Flows
    For the Years Ended December 31, 1999, 2000 and 2001 and
    for the Three Months Ended March 31, 2001 and 2002 (unaudited) ........  F-6
Notes to Consolidated Financial Statements ................................  F-7

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Taylor Investment Corporation
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Taylor Investment Corporation and subsidiaries (the Company) as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Taylor Investment Corporation and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


February 28, 2002
Minneapolis, Minnesota

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              -----------------------------    MARCH 31,
                                                                   2000           2001           2002
                                                              -------------- -------------- --------------
                                                                                              (UNAUDITED)
                                                   ASSETS

INVENTORY -- Principally land held for sale .................  $18,462,886    $19,462,763    $18,213,250
CONTRACTS AND MORTGAGES RECEIVABLE ..........................   10,452,589     12,113,780     11,987,454
INVESTMENT IN JOINT VENTURES ................................      376,631        529,048        483,320
OTHER ASSETS:
 Cash .......................................................      690,467        730,554        900,267
 Tax increment financing receivable .........................      575,864        556,909        524,142
 Receivable from joint ventures .............................      479,977        556,889        668,289
 Other receivables ..........................................      273,168        203,245        186,615
 Prepaid expenses and earnest money deposits ................      268,325        325,530        518,201
 Funds held by trustee ......................................      638,000         44,500         89,000
 Land, buildings, and equipment, less accumulated
  depreciation of $1,113,821, $1,075,695, and $1,100,392,
  respectively ..............................................      425,194        431,484        530,405
 Loan acquisition costs and debt issuance costs, less
  accumulated amortization of $487,969, $411,230, and
  $470,119, respectively ....................................      239,782        189,521        165,986
                                                               -----------    -----------    -----------
  Total other assets ........................................    3,590,777      3,038,632      3,582,905
                                                               -----------    -----------    -----------
                                                               $32,882,883    $35,144,223    $34,266,929
                                                               ===========    ===========    ===========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

LINES OF CREDIT .............................................  $ 8,261,038    $ 7,037,999    $ 8,775,943
NOTES PAYABLE ...............................................    9,168,999      9,274,646      7,897,430
CONTRACTS AND MORTGAGES PAYABLE .............................      486,326        874,243        754,329
SENIOR SUBORDINATED DEBT ....................................    3,494,000      2,672,000      2,072,000
OTHER LIABILITIES:
 Accounts payable ...........................................      737,531      3,195,037      1,853,708
 Accrued liabilities ........................................    1,262,593      1,081,978        705,542
 Advance from shareholder ...................................           --             --        300,000
 Deposits on land sales and purchase agreements .............       29,230         27,607        271,624
                                                               -----------    -----------    -----------
  Total other liabilities ...................................    2,029,354      4,304,622      3,130,874
DEFERRED INCOME TAXES .......................................      217,343         51,041         47,041
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock, $.01 par value; 10,000,000 shares
  authorized; 484,129 shares issued and outstanding .........        4,841          4,841          4,841
 Additional paid-in capital .................................      740,136        740,136        740,136
 Retained earnings ..........................................    8,480,846     10,184,695     10,844,335
                                                               -----------    -----------    -----------
  Total stockholders' equity ................................    9,225,823     10,929,672     11,589,312
                                                               -----------    -----------    -----------
                                                               $32,882,883    $35,144,223    $34,266,929
                                                               ===========    ===========    ===========

                See notes to consolidated financial statements.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED                        THREE MONTHS ENDED
                                                                    DECEMBER 31,                           MARCH 31,
                                                   ---------------------------------------------- ----------------------------
                                                         1999            2000           2001           2001          2002
                                                   ---------------- -------------- -------------- ------------- --------------
                                                                                                   (UNAUDITED)    (UNAUDITED)
REVENUES:
 Sales ...........................................   $ 23,518,438    $28,837,999    $35,993,667    $6,181,396     $8,979,702
 Interest income on contracts receivable .........        988,145      1,057,980      1,051,041       261,663        208,345
 Equity in (losses) earnings of joint ventures             57,653       (121,082)      (172,333)      (36,674)       (45,728)
 Other revenue ...................................        409,368        546,321        377,743       227,119         28,280
                                                     ------------    -----------    -----------    ----------     ----------
  Total revenue ..................................     24,973,604     30,321,218     37,250,118     6,633,504      9,170,599
COSTS AND EXPENSES:
 Cost of sales ...................................     12,453,402     15,873,775     21,000,734     3,356,640      5,611,914
 Reduction of inventory to net realizable
  value ..........................................        294,480             --             --            --             --
 Selling, general, and administrative ............      7,953,939      9,338,661     11,749,931     2,308,966      2,632,685
 Interest ........................................      1,212,623      1,369,712      1,141,549       343,037        216,226
                                                     ------------    -----------    -----------    ----------     ----------
  Total costs and expenses .......................     21,914,444     26,582,148     33,892,214     6,008,643      8,460,825
                                                     ------------    -----------    -----------    ----------     ----------
NET INCOME .......................................   $  3,059,160    $ 3,739,070    $ 3,357,904    $  624,861     $  709,774
                                                     ============    ===========    ===========    ==========     ==========
NET INCOME PER COMMON SHARE
 OUTSTANDING .....................................   $       6.32    $      7.72    $      6.94    $     1.29     $     1.47
                                                     ============    ===========    ===========    ==========     ==========
AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING ..............................        484,129        484,129        484,129       484,129        484,129

                See notes to consolidated financial statements.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK        ADDITIONAL
                                         --------------------     PAID-IN         RETAINED
                                           SHARES     AMOUNT      CAPITAL         EARNINGS           TOTAL
                                         ---------   --------   -----------   ---------------   ---------------
BALANCE AT DECEMBER 31, 1998 .........    484,129     $4,841     $740,136      $  5,288,405      $  6,033,382
 Dividends Paid ......................         --         --           --        (1,549,212)       (1,549,212)
 Net Income ..........................         --         --           --         3,059,160         3,059,160
                                          -------     ------     --------      ------------      ------------
BALANCE AT DECEMBER 31, 1999 .........    484,129      4,841      740,136         6,798,353         7,543,330
 Dividends Paid ......................         --         --           --        (2,056,577)       (2,056,577)
 Net Income ..........................         --         --           --         3,739,070         3,739,070
                                          -------     ------     --------      ------------      ------------
BALANCE AT DECEMBER 31, 2000 .........    484,129      4,841      740,136         8,480,846         9,225,823
 Dividends Paid ......................         --         --           --        (1,654,055)       (1,654,055)
 Net Income ..........................         --         --           --         3,357,904         3,357,904
                                          -------     ------     --------      ------------      ------------
BALANCE AT DECEMBER 31, 2001 .........    484,129      4,841      740,136        10,184,695        10,929,672
 Dividends Paid (unaudited)...........         --         --           --           (50,134)          (50,134)
 Net Income (unaudited)...............         --         --           --           709,774           709,774
                                          -------     ------     --------      ------------      ------------
BALANCE AT MARCH 31, 2002 ............    484,129     $4,841     $740,136      $ 10,844,355      $ 11,589,312
                                          =======     ======     ========      ============      ============

                See notes to consolidated financial statements.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED
                                                                                   DECEMBER 31,
                                                                 ------------------------------------------------
                                                                       1999            2000            2001
                                                                 --------------- --------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ....................................................  $   3,059,160   $   3,739,070   $    3,357,904
 Adjustments to reconcile net income to net cash provided
  by operating activities:
   Depreciation and amortization ...............................        326,267         320,027          290,626
   Loss (gain) on disposal of assets ...........................         (4,613)           (907)          28,732
   Deferred income taxes .......................................       (233,991)       (156,689)        (166,302)
   Equity in losses (earnings) from joint ventures .............        (57,653)        121,082          172,333
   Contracts and mortgages receivables funded ..................     (5,293,516)     (7,856,127)      (9,716,675)
   Payments on contracts and mortgages receivable ..............      5,963,839       6,098,472        8,055,484
 Changes in assets and liabilities:
   Inventory -- land held for sale .............................      1,835,367      (3,013,105)         578,529
   Other receivables ...........................................        137,105        (507,521)          88,878
   Income tax receivable .......................................       (241,664)             --               --
   Prepaid expenses ............................................       (180,615)         74,277          (57,205)
   Accounts payable ............................................        218,542         371,912        2,457,506
   Accrued liabilities .........................................        444,062         337,334         (180,615)
   Deposits on land sales on purchase agreements ...............         13,257         (18,385)          (1,623)
                                                                  -------------   -------------   --------------
     Net cash provided by (used in) operating activities              5,985,547        (490,560)       4,907,572
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of land, buildings and equipment .....................       (110,473)       (226,324)        (232,713)
 Proceeds from sale of land, buildings and equipment ...........         10,000           3,500            9,000
 Investment in joint ventures ..................................             --        (500,000)        (333,000)
 Proceeds from distributions of joint ventures .................         62,000           9,000            8,250
 Repayment of (advances) to joint venture receivables ..........             --              --          601,685
 (Increase) decrease in funds held by trustee ..................         (3,000)       (597,500)         593,500
                                                                  -------------   -------------   --------------
     Net cash provided by (used in) investing activities                (41,473)     (1,311,324)         646,722
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (payments) borrowings on lines of credit ..................     (2,022,925)      4,463,530       (1,223,039)
 Repayment of notes, contracts, and mortgage payables ..........     (7,819,844)     (8,807,615)     (13,309,470)
 Proceeds from notes, contracts, and mortgage payables .........      6,165,723       8,144,943       11,534,004
 Loan acquisition costs ........................................        (30,224)        (35,239)         (39,647)
 Proceeds from shareholder advance .............................             --              --               --
 Distributions paid to shareholders ............................     (1,549,212)     (2,056,577)      (1,654,055)
 Repayment of subordinated debt ................................       (152,000)       (186,000)        (822,000)
                                                                  -------------   -------------   --------------
     Net cash (used in) provided by financing activities             (5,408,482)      1,523,042       (5,514,207)
                                                                  -------------   -------------   --------------
INCREASE (DECREASE) IN CASH ....................................        535,592        (278,842)          40,087
CASH AT BEGINNING OF PERIOD ....................................        433,717         969,309          690,467
                                                                  -------------   -------------   --------------
CASH AT END OF PERIOD ..........................................  $     969,309   $     690,467   $      730,554
                                                                  =============   =============   ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
   Interest ....................................................  $   1,420,261   $   1,773,121   $    1,067,672
                                                                  =============   =============   ==============
   Income taxes ................................................  $     507,619   $     156,689   $      166,302
                                                                  =============   =============   ==============
   Noncash financing activity -- inventory and equipment
   purchased with notes, contracts and mortgages payable          $     330,000   $   5,546,177   $    3,969,030
                                                                  =============   =============   ==============
   Noncash financing activity -- inventory transferred to
   joint venture ...............................................  $          --   $          --   $    2,378,597
                                                                  =============   =============   ==============
   Noncash financing activity -- note payable transferred
   to joint venture ............................................  $          --   $          --   $    1,700,000
                                                                  =============   =============   ==============


                                                                       THREE MONTHS ENDED
                                                                            MARCH, 31
                                                                 -------------------------------
                                                                       2001            2002
                                                                 --------------- ---------------
                                                                   (UNAUDITED)     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ....................................................  $     624,861   $     709,774
 Adjustments to reconcile net income to net cash provided
  by operating activities:
   Depreciation and amortization ...............................         77,728          64,497
   Loss (gain) on disposal of assets ...........................         16,678          (1,000)
   Deferred income taxes .......................................        (15,140)         (4,000)
   Equity in losses (earnings) from joint ventures .............         36,674          45,728
   Contracts and mortgages receivables funded ..................     (1,936,252)     (3,101,147)
   Payments on contracts and mortgages receivable ..............      2,755,135       3,227,473
 Changes in assets and liabilities:
   Inventory -- land held for sale .............................     (1,191,490)      1,265,513
   Other receivables ...........................................        (19,471)         49,347
   Income tax receivable .......................................             --              --
   Prepaid expenses ............................................       (117,339)       (192,671)
   Accounts payable ............................................        152,190      (1,341,329)
   Accrued liabilities .........................................       (646,343)       (376,436)
   Deposits on land sales on purchase agreements ...............         21,200         244,017
                                                                  -------------   -------------
     Net cash provided by (used in) operating activities               (241,569)        589,816
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of land, buildings and equipment .....................        (98,944)       (143,721)
 Proceeds from sale of land, buildings and equipment ...........             --           1,000
 Investment in joint ventures ..................................       (333,000)             --
 Proceeds from distributions of joint ventures .................          4,500              --
 Repayment of (advances) to joint venture receivables ..........       (133,996)       (111,400)
 (Increase) decrease in funds held by trustee ..................        (43,000)        (44,500)
                                                                  -------------   -------------
     Net cash provided by (used in) investing activities               (604,440)       (298,621)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net (payments) borrowings on lines of credit ..................       (317,233)      1,737,944
 Repayment of notes, contracts, and mortgage payables ..........     (3,295,873)     (5,212,757)
 Proceeds from notes, contracts, and mortgage payables .........      4,386,155       3,715,627
 Loan acquisition costs ........................................         (5,207)        (12,762)
 Proceeds from shareholder advance .............................             --         300,000
 Distributions paid to shareholders ............................             --         (50,134)
 Repayment of subordinated debt ................................       (595,000)       (600,000)
                                                                  -------------   -------------
     Net cash (used in) provided by financing activities                172,842        (121,482)
                                                                  -------------   -------------
INCREASE (DECREASE) IN CASH ....................................       (673,167)        169,713
CASH AT BEGINNING OF PERIOD ....................................        690,467         730,554
                                                                  -------------   -------------
CASH AT END OF PERIOD ..........................................  $      17,300   $     900,267
                                                                  =============   =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
   Interest ....................................................  $     423,279   $     445,577
                                                                  =============   =============
   Income taxes ................................................  $      15,140   $       4,000
                                                                  =============   =============
   Noncash financing activity -- inventory and equipment
   purchased with notes, contracts and mortgages payable          $          --   $          --
                                                                  =============   =============
   Noncash financing activity -- inventory transferred to
   joint venture ...............................................  $   2,378,597   $          --
                                                                  =============   =============
   Noncash financing activity -- note payable transferred
   to joint venture ............................................  $   1,700,000   $          --
                                                                  =============   =============

                See notes to consolidated financial statements.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
      AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001 (UNAUDITED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND PRINCIPLES OF CONSOLIDATION -- Taylor Investment Corporation and subsidiaries (the Company) is a Minnesota corporation organized in 1979 which is engaged in land development activities. The Company owns 100% of Four Seasons Realty of Minnesota, Inc. (FSM), Four Seasons Realty of Wisconsin, Inc. (FSW), Four Seasons Realty of Michigan, Inc. (FSMI), Four Seasons Properties of Georgia, LLC (FSG), Four Seasons Properties of Tennessee, LLC (FST) and FSP Development of Texas (FSPT) and Laurentian Development Corporation. FSM, FSW, and FSMI are engaged in the sale of recreational property while FSG, FST, FSPT and Laurentian Development Corporation are engaged in both the development and sale of recreational and residential property.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     The condensed financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 have been prepared by the management of Taylor Investment Corporation without audit. In the opinion of management, these condensed consolidated financial statements reflect all adjustments (consisting of normal, recurring adjustments) necessary to present fairly the financial position of Taylor Investment Corporation at March 31, 2002 and the results of operations and cash flows for all periods presented.

     The results of operations for the interim periods are not necessarily indicative of results, which will be realized for the full year.

     INVENTORY -- PRINCIPALLY LAND HELD FOR SALE -- Land held for sale is recorded at the purchase price plus amounts expended for development and improvement of the land but not at a price more than its net realizable value. Property sold and subsequently repossessed under the terms of a defaulted sales contract is recorded at the lower of the remaining unpaid contract balance or the net realizable value of the property.

     Total costs of a development are allocated to individual lots on the basis of the estimated selling price of each lot, as a percentage of the total estimated gross selling price of the entire development. In addition, development costs are allocated to individual lots for the purpose of recording cost of sales.

     Interest is capitalized on all projects during the development stage. Interest capitalized into inventory was $570,261 and $482,830 in 2001 and 2000, respectively.

     During each year, the Company provides for identified, unsalable, and slow-moving inventory. As a result of a review of the carrying amount of this inventory, the Company determined that a reduction in the carrying value of structures inventory of $294,480 in 1999 was necessary to reduce this inventory to net realizable value.

     LAND, BUILDING, AND EQUIPMENT -- Depreciation of buildings and equipment is computed using the straight-line method on the cost of the assets based on their estimated useful lives, which range from three to thirty years.

                 TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Land, buildings, and equipment consist of the following at December 31:

                                                        2001           2000
                                                    ------------   ------------
   Land .........................................   $  11,022      $  11,022
   Buildings and improvements ...................     168,095        122,666
   Equipment ....................................   1,366,188      1,367,201
                                                    ---------      ---------
                                                    1,545,305      1,500,889
   Less accumulated depreciation ................   1,113,821      1,075,695
                                                    ---------      ---------
   Land, buildings, and equipment, net ..........   $ 431,484      $ 425,194
                                                    =========      =========

     LOAN ACQUISITION AND DEBT ISSUANCE COSTS -- Such costs are amortized over the term of the related loan using the straight-line method.

     REVENUE RECOGNITION -- The Company recognizes revenue when a sale has closed and the buyer's cumulative down payment and principal paid total at least 10% of the sale price. Until 10% of the sale price is received, no revenue is recognized and all payments received are recorded as a current liability in the consolidated balance sheets under the caption "deposits on land sales and purchase agreements." During 2001, 2000, and 1999 down payments on sales financed by the Company averaged 14% 12%, and 15% of the sale price, respectively.

     EARNINGS PER COMMON SHARE (EPS) -- As the Company has no dilutive items that would require disclosure of diluted EPS, the Company calculates basic EPS as net income or loss divided by the weighted average number of common shares outstanding during the year.

     INVESTMENT IN JOINT VENTURES -- The Company owns 33% of two limited liability companies, which were formed to acquire and develop specific plots of land. The Company accounts for these investments using the equity method of accounting. The Company invested $333,000 and $500,000 in the joint ventures in 2001 and 2000, respectively. In 2001, the Company transferred inventory valued at $2.4 million and debt of $1.7 million to one of the joint ventures in return for a receivable, which was repaid during 2001. At December 31, 2001 and 2000, the Company has loans outstanding of $556,889 and $479,977, respectively, to these limited liability companies. Such amounts are reflected as due from joint ventures on the consolidated balance sheets.

     FUNDS HELD BY TRUSTEE -- Amounts represent cash paid to trustee for the purpose of paying scheduled maturities on senior subordinated debt.

     ESTIMATES -- The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying values of contracts and mortgages receivable, lines of credit, notes payable, and contracts and mortgages payable are reasonable estimates of the fair value of these financial instruments based on the short-term nature of these instruments and, if applicable, the interest rates of these financial instruments. The fair value of the senior subordinated debt is estimated to be $2,672,000 and $3,494,000 at December 31, 2001 and 2000, respectively.

     IMPAIRMENT OF LONG-LIVED ASSETS -- The Company periodically reviews the carrying amounts of all its long-lived assets and identifiable intangibles based on expected future cash flows from the use of those assets. If impairment indicators are present and the estimated future undiscounted cash flows are less than carrying value of the assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

                 TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


     NEW ACCOUNTING STANDARDS -- Statement of Financial Accounting Standard
(SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, became effective for the Company effective January 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company adopted SFAS No. 133 during the first quarter of 2001. Such adoption had no impact on the financial position, results of operations, or cash flows of the Company.

     In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The standard had no impact for the Company in 2001. SFAS 142 changes the accounting for goodwill and certain other intangible assets from an amortization method to an impairment only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and test for impairment of goodwill and intangibles with indefinite lives annually, or more frequently if events and circumstances indicate that the carrying amounts may not be recoverable. Adoption of SFAS 142 did not have a material effect on the Company's financial position, results of operations or cash flows.

     During 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, which is required to be adopted for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company expects to adopt SFAS No. 143 on January 1, 2003. The Company has not yet determined the impact of SFAS No. 143 on its financial position and results of operations.

     The FASB also issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which is required to be adopted for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. The Company expects to adopt SFAS No. 144 on January 1, 2002. Adoption of SFAS No. 144 did not have an impact on the Company's historical financial position, results of operations or cash flows.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

2. CONTRACTS AND MORTGAGES RECEIVABLE

     Contracts and mortgages receivable result from the sale of land or land and structures. Generally, these fixed rate receivables are collected in monthly installments, including interest, over eight to ten years. The Company also has certain mortgage receivables which are amortized over eight to ten years, with a balloon payment at the end of three or four years for the remaining unpaid principal. The weighted average maturity of contracts and mortgages receivable at December 31, 2001 and 2000 was approximately three and four years, respectively, and the weighted average interest rate on outstanding contracts and mortgages receivable was approximately 11.7% and 11.2%.

     Maturities of contracts and mortgages receivable at December 31, 2001 are as follows:

YEAR ENDING DECEMBER 31:
-------------------------------------------------------------------------
      2002 ..............................................................   $ 1,139,351
      2003 ..............................................................     1,219,337
      2004 ..............................................................     1,332,136
      2005 ..............................................................     5,421,481
      2006 ..............................................................       722,105
      Thereafter ........................................................     2,398,531
                                                                            -----------
                                                                             12,232,941
      Less allowance for uncollectable contracts and mortgages receivable       119,161
                                                                            -----------
                                                                            $12,113,780
                                                                            ===========

3. TAX INCREMENT FINANCING RECEIVABLES

     Several taxing authorities have established tax increment financing districts whereby the Company will be reimbursed for costs incurred in the development of community infrastructure to the extent the community improvements and related development increase property taxes collected by the taxing authority. The Company recognizes these receivables, which are generally non-interest bearing, upon the sale of the developed property or upon the completion of the structure by the owner. Estimated amounts receivable under these agreements were $556,909 and $575,864 at December 31, 2001 and 2000, respectively. Estimated maturity of these receivables at December 31, 2001 is as follows:

YEAR ENDING DECEMBER 31:
------------------------
       2002 .................................  $  129,556
       2003 .................................      97,297
       2004 .................................      86,665
       2005 .................................      87,091
       2006 .................................      46,822
       Thereafter ...........................     581,123
                                               ----------
                                                1,028,554
       Less imputed interest at 10% .........     471,645
                                                ---------
       Net receivable .......................  $  556,909
                                               ==========

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

4. LINES OF CREDIT

     The Company has a credit agreement that provides for total borrowings of up to $17,500,000 at the discretion of the lender. Although the credit agreement extends to April 30, 2003, amounts can be called on demand. The credit agreement provides for various lines of credit. Total borrowings outstanding under the credit agreement are secured by substantially all of the Company's assets and are guaranteed by the president of the Company. The credit agreement contains certain financial and restrictive covenants, including maintenance of minimum net worth (as defined), and limitation of capital expenditures. The Company was in compliance with all such covenants in the credit agreement at December 31, 2001 and 2000.

     At December 31, 2001 and 2000, the Company had borrowings outstanding of $6,790,999 and $7,361,038 respectively, under the line of credit based on 90% of eligible contracts receivable. In addition, the Company may borrow up to $8,500,000 for real estate purchases. The real estate borrowings are at the discretion of the lender based on 80% of the purchase price of the real estate plus 80% of eligible development costs. At December 31, 2001 and 2000, the Company had borrowings of $3,266,101 and $2,710,467, respectively, which are included in real estate notes payable (see Note 5). Borrowings under the line of credit and real estate loan facility bear interest at the lender's "base" rate plus 1.0% (5.75% and 10.5% at December 31, 2001 and 2000, respectively). The "base" rate is equal to the interest rate publicly announced by the lender from time to time as its "base" rate.

     Also, under the credit agreement, the Company has a $250,000 line to support financing of a major project. Borrowings under the project line bear interest at the lender's "base" rate plus 1.5% (6.25% and 11.0% at December 31, 2001 and 2000, respectively). Borrowings under the project line outstanding at December 31, 2001 and 2000 were $172,000 and $0, respectively, and are secured by a mortgage on the project.

     The credit agreement also provides the Company up to $4,000,000 in interim financing at the discretion of the lender. Borrowings under this facility at December 31, 2001 and 2000 were $75,000 and $900,000, respectively. Borrowings bear interest at the lender's "base" rate plus 1.5% (6.25% and 11.0% at December 31, 2001 and 2000, respectively).

     At December 31, 2001, $2,960,000 is available under the Company's mortgage and contracts receivable and interim financing credit facilities and $5,233,899 is available under its real estate loan facility.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

5. NOTES PAYABLE

     Notes payable consisted of the following at December 31:

                                                                          2001            2000
                                                                     -------------   -------------
   Fixed rate notes payable, due through 2005 at various rates of
   interest ranging from 6.50% to 13.50% .........................    $2,439,566      $3,570,235
   Real estate notes payable, due through 2010 at various rates of
   interest ranging from 4.42% to 8.89% ..........................     6,835,080       5,598,764
                                                                      ----------      ----------
                                                                      $9,274,646      $9,168,999
                                                                      ==========      ==========

     At December 31, 2001, notes payable was secured by certain land held for sale, contracts and mortgages receivable, and equipment. The president of the Company personally guarantees the notes payable.

     Maturity requirements on notes payable at December 31, 2001 are as follows:

YEARS ENDING DECEMBER 31:
-------------------------
  2002 ....................    $5,034,058
  2003 ....................     3,747,959
  2004 ....................        61,403
  2005 ....................        47,923
  2006 ....................        19,170
  Thereafter ..............       364,133
                               ----------
                               $9,274,646
                               ==========


6. CONTRACTS AND MORTGAGES PAYABLE

     The Company has entered into contracts for deed and mortgages for the purchase of land. At December 31, 2001, the agreements provide for interest rates from 0% to 8.0% and maturity dates through 2006. The contracts and mortgages payable are secured by land held for sale and land which has been sold and the related contracts receivable. Due to their short-term nature, imputed interest for relevant contracts with no stated interest rate is not significant.

     Maturity requirements on the contracts and mortgages payable at December 31, 2001 are as follows:

YEARS ENDING DECEMBER 31:
-------------------------
  2002 ....................    $208,048
  2003 ....................      95,779
  2004 ....................     103,256
  2005 ....................     351,207
  2006 ....................     115,953
                               --------
                               $874,243
                               ========

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

7. SENIOR SUBORDINATED DEBT

     The Company has $334,000 in senior subordinated notes outstanding which bear interest at 8% to 10% and are unsecured. In addition, the Company has $2,338,000 of senior subordinated debt that bears interest at 11% to 12% and is unsecured. These notes contain certain restrictive covenants (as defined), including such items as maintenance of minimum net worth, limitation of dividend payments, maximum debt to equity ratio, and other financial ratios. The Company was in compliance with these financial covenants at December 31, 2001 and 2000. At December 31, 2001, principal maturities of senior subordinated debt are as follows:

YEARS ENDING DECEMBER 31:
-------------------------
  2002 ....................    $  727,000
  2003 ....................       760,000
  2004 ....................       595,000
  2005 ....................       590,000
                               ----------
                               $2,672,000
                               ==========


8. COMMITMENTS AND CONTINGENCIES

     The Company has sold certain contracts receivable to financial institutions under recourse sales agreements. In the event of default under these contracts receivable, the Company is required to pay the outstanding balance of the contract, whereupon the Company will reacquire title to the underlying land. Put options that typically require the Company to repurchase, at the option of the purchaser, the balance of the receivables within 60 days of the five-year anniversary of the sale, were also granted for these contracts receivable. At December 31, 2001 and 2000, the balance on contracts and mortgages receivable under such recourse sales agreements was approximately $96,141 and $486,251, respectively. Based on the scheduled amortization of these balances, the Company would be liable for the entire balance in 2002, if the put features are exercised. Should all of the put options be exercised, the Company would expect to use amounts available under its Credit Agreement to repurchase the contracts and mortgages receivable.

     The Company has guaranteed notes payable for two limited liability companies in which it has a 33% ownership interest of $5,024,825 and $1,483,835 at December 31, 2001 and 2000.


9. OPERATING LEASES

     The Company has entered into non-cancelable leases for office space. Estimated payments under these lease agreements at December 31, 2001 are approximately as follows:

YEARS ENDING DECEMBER 31:
---------------------------
  2002 ....................    $177,743
  2003 ....................     151,881
  2004 ....................     128,335
  2005 ....................      74,693
  2006 ....................      68,387
  Thereafter ..............      17,199
                               --------
                               $618,238
                               ========

     Total rental expense for all operating leases was approximately $310,000, $260,000, and $230,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

                TAYLOR INVESTMENT CORPORATION AND SUBSIDIARIES

10. INCOME TAXES

     In January 1999, the Company filed with the Internal Revenue Service and obtained status as a Subchapter S-Corporation. Accordingly, taxable income from operations is allocated to the individual shareholders with no income tax expense recorded in the financial statements. The Company will continue to pay "built-in-gain" taxes related to deferred tax liabilities existing at December 31, 1998 for installment sales, until all installments of such sales have been received.

     The Company's deferred tax liability at December 31, 2001 and 2000 of $51,041 and $217,343, respectively, consists entirely of "built-in-gains" on installment sales.


11. EMPLOYEE 401(k) PLAN

     The Company's 401(k) plan covers substantially all employees meeting minimum eligibility requirements. The plan provides for employee contributions of up to a maximum of 15% of each employee's compensation, with the Company matching 50% of the first 6% of each employee's contribution. The Company's contributions to the plan totaled approximately $109,000, $96,000, and $80,000 for the years ended December 31, 2001, 2000, and 1999, respectively.


12. TRANSACTIONS WITH OFFICERS AND EMPLOYEES

     Included in contracts and mortgages receivable at December 31, 2001 and 2000 are contracts receivable from employees of the Company in the amount of $177,200 and $69,158, respectively. During the years ended December 31, 2001, 2000, and 1999 the Company had sales to officers and employees of approximately $138,000, $52,000, and $272,000, respectively.


13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial information for the years ended December 31, 2001 and 2000 is presented below.

                                    1ST QUARTER       2ND QUARTER       3RD QUARTER        4TH QUARTER
                                  ---------------   ---------------   ---------------   ----------------
 2001
 Revenue ......................     $ 6,633,504       $ 8,540,544       $ 9,400,419       $ 12,675,651
 Costs and expenses ...........       6,008,643         7,535,355         8,295,255         12,052,961
                                    -----------       -----------       -----------       ------------
 Net income ...................         624,861         1,005,189         1,105,164            622,690
 Net income per share .........     $      1.29       $      2.08       $      2.28       $       1.29

 2000
 Revenue ......................     $ 5,516,735       $ 6,727,358       $ 8,775,570       $  9,301,555
 Costs and expenses ...........       4,902,830         5,863,042         7,288,443          8,527,833
                                    -----------       -----------       -----------       ------------
 Net income ...................         613,905           864,316         1,487,127            773,722
 Net income per share .........     $      1.27       $      1.79       $      3.07       $       1.60

================================================================================

       No agent, dealer, sales representative or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Managing Agent. This Prospectus does not constitute an offer of any securities other than the Notes to which it relates or an offer to any person in any jurisdiction where such an offer would be unlawful.

                   ----------------------------------------

                                TABLE OF CONTENTS

                   ----------------------------------------

                                                PAGE
                                                ----
Prospectus Summary ............................    1
Risk Factors ..................................    5
Use of Proceeds ...............................   10
Capitalization ................................   11
Ratio of Earnings to Fixed Charges ............   11
Selected Consolidated Financial Data ..........   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ..................................   13
Quantitative and Qualitative Disclosures
  About Market Risk ...........................   21
Business ......................................   22
Management ....................................   27
Security Ownership by Management ..............   29
Certain Relationships and Related
  Transactions ................................   30
Description of Notes ..........................   30
Description of Outstanding Securities .........   38
The Offering ..................................   39
Legal Matters .................................   40
Experts .......................................   40
Where You Can Find More Information ...........   41
Index to Financial Statements .................  F-1

       UNTIL     , 2002 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD SUBSCRIPTIONS.

================================================================================

                          TAYLOR INVESTMENT CORPORATION


                                     [LOGO]


                                   $6,000,000



                               SENIOR SUBORDINATED
                             ADJUSTABLE RATE NOTES



                   ----------------------------------------

                                   PROSPECTUS

                   ----------------------------------------



                             DOUGHERTY & COMPANY LLC




                                             , 2002



================================================================================

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth our estimated expenses in connection with the issuance and distribution of the Notes offered hereby.

         SEC registration fee .................    $    552
         NASD filing fee ......................         569
         Legal fees and expenses ..............      45,000
         Accounting fees and expenses .........      15,000
         Expenses of Managing Agent ...........      70,000
         Blue Sky fees and expenses ...........      34,500
         Printing expenses ....................      20,000
         Trustee's fees .......................       2,500
         Escrow agent's fees ..................       1,000
         Miscellaneous ........................         879
                                                   --------
          TOTAL ...............................    $190,000
                                                   ========

     Each amount set forth above, except the SEC registration fee and the NASD filing fee, is estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 302A.521 of the Minnesota Business Corporation Act provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, a corporation must indemnify current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they (i) have not been indemnified by another organization, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

     Section 4.01 of our bylaws provides that our directors, officers, committee members, and other persons shall have the rights to indemnification provided by
Section 302A.521 of the Minnesota Statutes.

     Section 7 of the Agency Agreement filed as Exhibit 1.1 to this registration statement provides certain indemnification rights to our officers and directors.

ITEM 16. EXHIBITS


     Except as otherwise noted, the following documents are being filed as exhibits to this Registration Statement on Form S-2:

  EXHIBIT
    NO.                                           DESCRIPTION
----------   ------------------------------------------------------------------------------------
  1.1        Form of Agency Agreement by and between the Company and Dougherty & Company
             LLC dated         , 2002
  3.1        Articles of Incorporation, as amended
  3.2        Bylaws, as amended
  4.1        Form of 1995 Debenture (included as Article Two of Indenture filed as Exhibit 4.2)
  4.2        Forms of Indenture by and between the Company and American Bank National
             Association, as Trustee dated January 12, 1995
  4.3        Form of Note (included as Article Two of Indenture filed as Exhibit 4.4)
  4.4        Form of Indenture by and between the Company and U.S. Bank National Association, as
             Trustee
  4.5        Form of Escrow Agreement between and among   , Taylor Investment Corporation and
             Dougherty & Company LLC.
  5.1        Opinion of Winthrop & Weinstine, P.A.*
 10.1        Office Lease Agreement between the Company and Riverplace, Inc. dated
             February 4, 1994
 10.2        Amendment to Office Lease Agreement dated March 29, 2002.
 10.3        Credit Agreement between Diversified Business Credit, Inc. and the Company dated
             November 18, 1986
 10.4        Security Agreement between Diversified Business Credit, Inc. and the Company dated
             November 18, 1986
 10.5        Amendment to Diversified Business Credit, Inc. Credit Agreement dated June 2, 1993
 10.6        Second Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             June 12, 1995
 10.7        Third Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             September 30, 1996
 10.8        Fourth Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             July 1, 1997
 10.9        Fifth Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             February 27, 1998
 10.10       Sixth Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             April 8, 1999
 10.11       Seventh Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             April 4, 2000
 10.12       Eighth Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             December 21, 2000
 10.13       Ninth Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             November 12, 2001
 10.14       Tenth Amendment to Diversified Business Credit, Inc. Credit Agreement dated
             May 3, 2002
 10.15       Lantana Development LLC Operating Agreement dated March 16, 2000**
 10.16       Operating Agreement of The Preserve LLC dated March 1, 2001**
 10.17       The Preserve LLC Loan Guaranty dated July 14, 2000

   EXHIBIT
     NO.                                          DESCRIPTION
------------   ---------------------------------------------------------------------------------
  10.18        Lakeridge Community Center LLC Operating Agreement dated April 5, 2002
  10.19        Lakeridge Community Center LLC Member Control Agreement dated April 25, 2002**
  10.20        Loan Agreement with Community First National Bank dated October 22, 1997
  10.21        Revolving Credit Agreement with Rural American Bank -- Luck dated March 1, 2001
  10.22        Restated Loan Agreement with M&I Marshall & Ilsley Bank dated February 14, 2000
  10.23        First Amendment to Restated Loan Agreement with M&I Marshall & Ilsley Bank dated
               April 30, 2001
  12.1         Statement re: Computation of Ratios
  23.1         Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1)
  23.2         Independent Auditors' Consent
  24.1         Powers of Attorney (included in Signature Page on page II-6 to II-8)

------------------
 *To be filed by amendment.

**Portions of such exhibit are subject to a request for confidential treatment filed with the Commission by the Company.


ITEM 17. UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d)  The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 30, 2002.


                                                   TAYLOR INVESTMENT CORPORATION



                                                   By: /s/ PHILIP C. TAYLOR
                                                       -------------------------
                                                          Philip C. Taylor
                                                    Chairman/President/Secretary
                                                           and Treasurer

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Philip C. Taylor and Michael D. Warmka, or either of them, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-2 of Taylor Investment Corporation and any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits hereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                                  TITLE                            DATE
--------------------------------   ---------------------------------------------   -------------
         /S/ PHILIP C. TAYLOR      Chairman of the Board, President, Secretary     May 30, 2002
------------------------------     and Treasurer (Principal Executive Officer)
         Philip C. Taylor

        /S/ MICHAEL D. WARMKA      Vice President and Controller (Principal        May 30, 2002
------------------------------     Financial and Accounting Officer)
           Michael D. Warmka

         /S/ W. JOHN DRISCOLL      Director                                        May 30, 2002
------------------------------
         W. John Driscoll

          /S/ JOHN H. HOOLEY       Director                                        May 30, 2002
------------------------------
          John H. Hooley

       /S/ CHARLES J. MCELROY      Director                                        May 30, 2002
------------------------------
          Charles J. McElroy

        /S/ WILLIAM R. SIEBEN      Director                                        May 30, 2002
------------------------------
           William R. Sieben